Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 14, 2017 – The following Management’s Discussion and Analysis of financial results (“MD&A”) as provided by the management of Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2016 and 2015 as well as Bellatrix’s Annual Information Form (“AIF”) that is filed on SEDAR at www.sedar.com and on the Company’s website at www.bellatrixexploration.com. The Company’s EDGAR filings and forms are available through the U.S. Securities and Exchange Commission at www.sec.gov. This commentary is based on information available to, and is dated as of, March 14, 2017. The financial data presented is in Canadian dollars, except where indicated otherwise.

CONVERSION: The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. All boe conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

NON-GAAP MEASURES: Throughout Bellatrix’s MD&A, the Company uses terms that are commonly used in the oil and natural gas industry, but do not have a standardized meaning presented by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to the calculations of similar measures for other entities. Management believes that the presentation of these non-GAAP measures provide useful information to investors and shareholders as the measure provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Operating netbacks are calculated by subtracting royalties, transportation, and operating expenses from total revenue. Management believes this measure is a useful supplemental measure of the amount of total revenue received after transportation, royalties and operating expenses. The Company’s calculation of total revenue includes petroleum and natural gas sales and other income, and excludes commodity price risk management. Total capital expenditures – net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation. Bellatrix’s method of calculating these measures may differ from other entities, and accordingly, may not be comparable to measures used by other companies.

CAPITAL PERFORMANCE MEASURES: In addition to the non-GAAP measures described above, there are also terms that have been reconciled in the Company’s financial statements to the most comparable IFRS measures. These terms do not have any standardized meaning prescribed by IFRS and therefore may not be comparable with the calculations of similar measures for other entities. These terms have been referenced in the Company’s MD&A and financial statements. These terms are used by management to analyze operating performance on a comparable basis with prior periods and to analyze the liquidity of the Company.

This MD&A contains the term “funds flow from operations” which should not be considered an alternative to, or more meaningful than “cash flow from operating activities” as determined in accordance with GAAP as an indicator of the Company’s performance. Therefore reference to funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred, and transaction costs. The reconciliation between cash flow from operating activities and funds flow from operations can be found in this MD&A. Funds flow from operations per share is calculated using the weighted average number of shares for the period.

Bellatrix Exploration Ltd.	1

This MD&A also contains the terms “net debt”, “total net debt”, and “adjusted working capital deficiency”, which also are not recognized measures under GAAP. Therefore reference to total net debt, net debt and adjusted working capital deficiency may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes other deferred liabilities, deferred capital obligations, long-term risk management contract liabilities, decommissioning liabilities, and deferred tax liabilities. Total net debt includes the adjusted working capital deficiency, long term loans receivable, the liability component of the Convertible Debentures (as defined below), current bank debt and long term bank debt. Net debt excludes the liability component of the Convertible Debentures. The adjusted working capital deficiency is a non-GAAP measure calculated as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of deferred capital obligation and the current bank debt. Management believes these measures are useful supplementary measures of the total amount of current and long-term debt.

JOINT ARRANGEMENTS: Bellatrix is a partner in the Grafton Joint Venture, the CNOR Joint Venture, and the Troika Joint Venture (all as defined below), which have all been separately assessed and classified under IFRS as joint operations. This classification is on the basis that the arrangement is not conducted through a separate legal entity and the partners are legally obligated to pay their share of costs incurred and take their share of output produced from the various production areas, and all partners have rights to the assets and obligations for the liabilities resulting from the joint operations. The Company considered these factors as well as the terms of the individual agreements in determining the classification of a joint operation to be appropriate for each arrangement. For purposes of disclosure throughout the MD&A and financial statements, Bellatrix has referred to these arrangements by the common oil and gas industry term of joint ventures.

GRAFTON JOINT VENTURE – During 2013 Bellatrix and Grafton Energy Co I Ltd.(“Grafton”) established a joint venture whereby Grafton agreed to contribute 82%, or $200 million, to participate in a Notikewin/Falher and Cardium well program in the Willesden Green and Brazeau areas of West-Central Alberta (the “Grafton Joint Venture”) with a two year funding period (expiring June 26, 2015). Under the terms of the Grafton Joint Venture agreement, Grafton earns 54% of Bellatrix’s working interest (“WI”) in each well drilled in the well program until payout (being recovery of Grafton's capital investment plus an 8% internal rate of return) on the total program, which reverts to  33% of Bellatrix's pre-Grafton Joint Venture WI after payout.  At any time after payout of the entire program, Grafton has the option to elect to convert all wells from the 33% WI to a 17.5% Gross Overriding Royalty (“GORR”). During 2014, Bellatrix announced that Grafton elected to exercise an option to increase committed capital investment to the Grafton Joint Venture by an additional $50 million on the same terms and conditions, for a total commitment by Grafton of $250 million. For wells relating to the exercised option, the funding period of the Grafton Joint Venture was extended to June 26, 2016. During the second quarter of 2015 the funding period for the initial $200 million commitment was extended to December 31, 2015 (from June 26, 2015). The funding obligation was satisfied by Bellatrix and Grafton by that date. In the first quarter of 2016,  the parties agreed to further extend the funding period for the remaining $50 million commitment under the Grafton Joint Venture to December 31, 2016 (from June 26, 2016). In December 2016, Bellatrix and Grafton terminated the remainder of the development program under the Grafton Joint Venture. As a result, Bellatrix and Grafton have no further obligation to drill additional wells thereunder. The parties continue to have joint operations in existing wells related to the executed capital program.

CNOR JOINT VENTURE - During the third quarter of 2014, Bellatrix announced that the Company and Canadian Non-Operated Resources Corp. ("CNOR"), a non-operated oil and gas company managed by Grafton Asset Management Inc., had completed the formation of a new multi-year joint venture arrangement (the “CNOR Joint Venture”), pursuant to which CNOR has committed $250 million in capital towards future accelerated development of a portion of Bellatrix's extensive undeveloped land holdings. Under the terms of the agreement, CNOR will pay 50% of the drilling, completion, equipping and tie-in capital expenditures associated with development plans to be proposed by Bellatrix and approved by a management committee comprised of representatives of Bellatrix and CNOR in order to earn 33% of Bellatrix's working interest before payout (being recovery of CNOR’s capital investment plus an 8% return on investment) and automatically converting to a 10.67% GORR on Bellatrix's pre-joint venture working interest after payout. On September 29, 2016, the parties amended the terms of the CNOR Joint Venture to extend the funding period to December 31, 2020, as a result Bellatrix is now required to propose a joint development plan on or before October 1, 2017 with the expectation that the funds will be primarily spent between 2018 through 2020.

Bellatrix Exploration Ltd.	2

TROIKA JOINT VENTURE – Bellatrix has a joint venture (the “Troika Joint Venture”) with TCA Energy Ltd. ("TCA") in the Ferrier Cardium area of West-Central Alberta, whereby Troika contributed 50% towards a capital program for which they received a 35% WI until payout (being recovery of TCA's capital investment plus a 15% internal rate of return) on the total program, and thereafter reverting to 25% of Bellatrix's WI. During the fourth quarter of 2015, Bellatrix and TCA mutually agreed to discharge the remainder of the drilling program under the Troika joint venture agreement. As a result, Bellatrix and TCA have no further obligation to drill additional wells thereunder but continue to have ongoing joint operations under the joint venture arrangement.

FORWARD LOOKING STATEMENTS: Certain information contained herein and in the accompanying report to shareholders may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words “position”, “continue”, “opportunity”, “expect”, “plan”, “maintain”, “estimate”, “assume”, “target”, “believe” “forecast”, “intend”, “strategy”, “will”, “elect”, “anticipate”, “enhance” and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning management's assessment of future plans, Bellatrix’s intent to maintain focused on maintaining financial strength and liquidity and on profitable resource development in 2017, details of Bellatrix's net 2017 capital budget including expectation to not exceed $105 million, expectation that 2017 capital investment will focus on Phase 2 of the Alder Flats Plant (as defined below) and Bellatrix's core areas, expectation that construction of Phase 2 of the Alder Flats Plant will be completed on time and on budget, expected timing and costs associated with completing Phase 2 of the Alder Flats Plant, expected capacity of Phase 2 of the Alder Flats Plant, expected annual interest savings resulting from reduced bank debt, the intent to establish new credit facility prior to maturity date of existing credit facilities, intent to continue to expand technical acumen to drive sustainable efficiency gains and greater overall corporate profitability from our capital investment projects, expectation that capital investment into near term infrastructure investments will deliver high value liquids extraction capability and production expense reductions, expectation that capital expenditures will provide foundational support to execute on our three year development plan, expected reductions in operating costs as a result of completion of Phase 2 of the Alder Flats Plant, expectation of continued development focus in the Company’s core areas, expected drilling and other capital expenditure plans in certain areas (including expected working interest in wells to be drilled), expected annual average 2017 production of approximately 33,500 boe/d, expectation of percentage of production hedged in 2017 and 2018, expected 2017 production expenditures, expectations of how Bellatrix will fund its 2017 capital expenditure budget, anticipated liquidity of the Company and various matters that may impact such liquidity, the intent that the 2017 drilling program will optimize capital investment, forecast rates of return, and long term net asset value and reserve growth potential, expectation that approximately 50% of the total 2017 $105 million capital budget will be spent in the first half of 2017, expectation that exit production volumes will grow over the course of 2017 by approximately 10% to 15%, and the intent that Bellatrix’s hedging program will provide reduced commodity price volatility and greater assurance over future revenue and cash flows., may constitute forward-looking statements under applicable securities laws. To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on March 14, 2017 and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix’s future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix’s operations and financial results are included in reports on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix’s website (www.bellatrixexploration.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Bellatrix Exploration Ltd.	3

The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

Bellatrix Exploration Ltd.	4

Overview and Description of the Business

Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.

Common shares of Bellatrix trade on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol “BXE”.

FOURTH QUARTER AND ANNUAL 2016 HIGHLIGHTS

	Three months ended December 31,		Year ended December 31,
	2016	2015	2016	2015
SELECTED FINANCIAL RESULTS
(CDN$000s except share and per share amounts)
Cash flow from operating activities	17,114	42,033	37,546	103,075
Per basic share (1)	$0.07	$0.22	$0.18	$0.54
Per diluted share (1)	$0.07	$0.22	$0.18	$0.54
Funds flow from operations (2)	8,437	29,653	40,916	109,485
Per basic share (1)	$0.03	$0.15	$0.19	$0.57
Per diluted share (1)	$0.03	$0.15	$0.19	$0.57
Net profit (loss)	23,085	(356,631)	(26,668)	(444,208)
Per basic share (1)	$0.09	($1.86)	($0.12)	($2.31)
Per diluted share (1)	$0.09	($1.86)	($0.12)	($2.31)
Capital – exploration and development	24,640	16,775	78,660	155,151
Capital – corporate assets	172	153	230	3,440
Property acquisitions	(13)	287	(9)	1,036
Capital expenditures – cash	24,799	17,215	78,881	159,627
Property dispositions – cash (4)	(105,206)	(5,129)	(299,058)	(15,436)
Total net capital expenditures – cash	(80,407)	12,086	(220,177)	144,191
Property acquisitions – non-cash	-	-	29,178	-
Property dispositions – non-cash	(21,309)	-	(21,309)	-
Other non-cash items	(36,224)	2,594	(33,886)	8,613
Total capital expenditures – net (3)	(137,940)	14,680	(246,194)	152,804
Bank debt	19,143	340,743	19,143	340,743
Senior Notes	324,691	332,024	324,691	332,024
Convertible Debentures (liability component)	37,420	-	37,420	-
Long term loan receivable	(8,775)	-	(8,775)	-
Adjusted working capital deficiency (5)	23,716	44,878	23,716	44,878
Total net debt (5)	396,195	717,645	396,195	717,645
Total assets	1,453,730	1,703,212	1,453,730	1,703,212
Total shareholders’ equity	863,418	810,572	863,418	810,572

Bellatrix Exploration Ltd.	5

SELECTED OPERATING RESULTS		Three months ended December 31,		Year ended December 31,
		2016	2015	2016	2015
Total revenue (6)		67,907	72,125	227,874	333,318
Average daily sales volumes
Crude oil, condensate and NGLs	(bbl/d)	8,993	11,884	9,935	11,998
Natural gas	(mcf/d)	137,372	172,923	154,453	176,658
Total oil equivalent	(boe/d)	31,888	40,705	35,677	41,441
Average realized prices
Crude oil and condensate	($/bbl)	58.12	48.76	48.41	54.34
Crude oil and condensate (including risk management (7))	($/bbl)	57.46	58.67	47.81	58.76
NGLs (excluding condensate)	($/bbl)	18.87	12.99	13.14	14.16
Crude oil, condensate and NGLs	($/bbl)	31.08	25.88	25.27	30.41
Natural gas	($/mcf)	3.29	2.66	2.27	2.95
Natural gas (including risk management (7))	($/mcf)	3.13	2.75	2.64	2.94
Total oil equivalent	($/boe)	22.95	18.85	16.86	21.37
Total oil equivalent (including risk management (7))	($/boe)	22.19	20.26	18.38	21.85

Net wells drilled		5.0	2.3	12.9	13.7

Selected Key Operating Statistics
Operating netback (3)	($/boe)	8.87	10.80	6.39	10.83
Operating netback (3) (including risk management (7))	($/boe)	8.11	12.21	7.91	11.30
Transportation	($/boe)	1.07	0.72	0.93	1.13
Production expenses	($/boe)	10.57	6.87	8.70	7.86
General & administrative	($/boe)	1.72	1.18	1.53	1.55
Royalties as a % of sales (after transportation)		12%	5%	9%	11%
COMMON SHARES
Common shares outstanding (8)		246,585,828	191,963,910	246,585,828	191,963,910
Weighted average shares (1)		243,582,436	191,963,910	214,105,063	191,960,312
SHARE TRADING STATISTICS
TSX and Other (9)
(CDN$, except volumes) based on intra-day trading
High		1.40	2.92	1.99	4.47
Low		0.96	1.30	0.96	1.30
Close		1.28	1.64	1.28	1.64
Average daily volume		2,074,471	1,233,615	2,282,348	1,911,812
NYSE
(US$, except volumes) based on intra-day trading
High		1.07	2.25	1.48	3.81
Low		0.72	0.94	0.72	0.94
Close		0.94	1.21	0.94	1.21
Average daily volume		524,253	1,160,457	959,245	892,215

(1) Basic weighted average shares for the three months and year ended December 31, 2016 were 243,582,436 (2015: 191,963,910) and 214,105,063 (2015: 191,960,312), respectively.

In computing weighted average diluted loss per share, weighted average diluted cash flow from operating activities per share, and weighted average diluted funds flow from operations per share for the three months and year ended December 31, 2016, a total of nil (2015: nil) and nil (2015: nil) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company’s outstanding share options, and a total of nil (2015: nil) and nil (2015: nil) common shares issuable on conversion of the Convertible Debentures were added to the denominator for the three months and year resulting in diluted weighted average common shares of 243,582,436 (2015: 191,963,910) and 214,105,063 (2015: 191,960,312), respectively.

Bellatrix Exploration Ltd.	6

(2) The term funds flow from operations is a capital performance measure which should not be considered an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with GAAP as an indicator of the Company’s performance. Therefore reference to funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found in the MD&A. Funds flow from operations per share is calculated using the weighted average number of common shares for the period.

(3) Operating netbacks and total capital expenditures – net are considered non-GAAP measures. Operating netbacks are calculated by subtracting royalties, transportation, and operating costs from total revenue. Total capital expenditures – net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation. The detailed calculations of operating netbacks are found in the MD&A.

(4) Property dispositions – cash does not include transaction costs.

(5) Total net debt is considered to be a capital performance measure and therefore may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes other deferred liabilities, deferred capital obligation, long-term risk management contract liabilities, decommissioning liabilities, and the deferred tax liability. Total net debt includes the adjusted working capital deficiency, long term loans receivable, Convertible Debentures (liability component), current bank debt, bank debt and Senior Notes (as defined below). The adjusted working capital deficiency is calculated as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of deferred capital obligation and the current bank debt. A reconciliation between total liabilities under GAAP and total net debt as calculated by the Company is found in this MD&A.

(6) Total revenue is considered to be a non-GAAP measure. Therefore reference to the non-GAAP measure of total revenue may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total revenue includes petroleum and natural gas sales and other income, and excludes commodity price risk management. Management believes this measure is a useful supplementary measure of the revenue generated by the Company.

(7) The Company has entered into various commodity price risk management contracts which are considered to be economic hedges. Per unit metrics after risk management include only the realized portion of gains or losses on commodity contracts. The Company does not apply hedge accounting to these contracts. As such, these contracts are revalued to fair value at the end of each reporting date. This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which time realized gains or losses are recorded. These unrealized gains or losses on commodity contracts are not included for purposes of per unit metrics calculations disclosed.

(8) Fully diluted common shares outstanding for the three months and year ended December 31, 2016 were 290,315,127 (2015: 204,810,242). This includes 12,865,099 (2015: 12,846,332) of share options outstanding and 30,864,200 (2015: nil) of shares issuable on conversion of the Convertible Debentures. Shares issuable on conversion of the Convertible Debentures are calculated by dividing the $50 million principal amount of the Convertible Debentures by the conversion price of $1.62 per share.

(9) TSX and Other includes the trading statistics for the TSX and other Canadian trading markets.

2016 Fourth Quarter and Annual 2016 Financial and Operational Results

SALES VOLUMES

Sales volumes for the three months ended December 31, 2016 decreased by 22% to an average of 31,888 boe/d compared to 40,705 boe/d in the fourth quarter of 2015. Total sales volumes between the three month periods ended December 31, 2015 and December 31, 2016 declined due to non-core dispositions completed in the fourth quarter of 2016 in the Pembina and Harmattan areas that were producing on average approximately 900 boe/d and 3,000 boe/d, respectively, at the conclusion of each transaction. The Company also experienced natural production declines associated with reduced drilling activity through 2015 and 2016 in response to the volatile and challenging commodity price environment as the Company focused on maintaining financial strength and liquidity as well as the optimization of capital investments. Bellatrix drilled five gross (5.0 net) Spirit River liquids-rich natural gas wells in the fourth quarter of 2016, placing four of the wells on production in the quarter with the fifth well placed on production in mid-January. Bellatrix proactively mitigated the potential impact on production volumes from planned and unplanned maintenance and turnaround activities at a number of third party natural gas processing plants. Additionally, Bellatrix’s active management of nominations during periods of restricted firm capacity on the Nova Gas Transmission Ltd. (“NGTL”) system has optimized production volumes during periods of overall constraint for industry producers.

Sales volumes for the year ended December 31, 2016 decreased by 14% to an average of 35,667 boe/d compared to 41,441 boe/d in the 2015 year. For the year ended December 31, 2016, Bellatrix drilled 19 gross (12.9 net) wells. Total crude oil, condensate and natural gas liquids (“NGLs”) averaged approximately 28% of sales volumes for 2016, compared to 29% in 2015. Full year 2016 average production levels met the Company’s guidance range notwithstanding system-wide curtailments of take-away capacity on the NGTL system, third party plant constraints and unplanned downtime, and the impact from the Pembina and Harmattan area non-core asset dispositions completed in fourth quarter of 2016. Bellatrix focused operational activity in 2016 on optimization of existing assets, offsetting base declines, mitigate downtime and enhancing cash flow. By improving wellbore dynamics through optimization projects, daily rates are maximized and base production declines have flattened. Gathering system optimization was achieved through system modelling and subsequent redirection of hydrocarbon flows which have maximized deliverability throughout the Company’s gathering system.

Bellatrix Exploration Ltd.	7

Utilization remained strong at the Bellatrix O’Chiese Nees-Ohpawganu’ck deep-cut gas plant at Alder Flats (the “Alder Flats Plant”) in the fourth quarter of 2016, contributing to an average capacity utilization rate achieved both in the fourth quarter 2016 and over the trailing 18 month period of 96%. The Alder Flats Plant continues to provide strategic benefits to Bellatrix including reduced operating costs, improved deep-cut liquids extraction, and reliability of processing including the ability to re-direct additional natural gas volumes during periods of third party facility constraints and unplanned downtime.

Sales Volumes

		Three months ended December 31,		Year ended December 31,
		2016	2015	2016	2015
Crude oil and condensate	(bbl/d)	2,798	4,281	3,417	4,853
NGLs (excluding condensate)	(bbl/d)	6,195	7,603	6,518	7,145
Total crude oil, condensate and NGLs	(bbl/d)	8,993	11,884	9,935	11,998
Natural gas	(mcf/d)	137,372	172,923	154,453	176,658
Total sales volumes (6:1 conversion)	(boe/d)	31,888	40,705	35,677	41,441

Crude oil, condensate and NGL sales volumes decreased by 24% in the fourth quarter of 2016, averaging 8,993 bbl/d compared to 11,884 bbl/d in the same period in 2015. Crude oil, condensate and NGL sales volumes decreased by 17% in the year ended December 31, 2016, averaging 9,935 bbl/d compared to 11,998 bbl/d in the same period of 2015. Sales of natural gas averaged 137.4 MMcf/d during the three months ended December 31, 2016, compared to 172.9 MMcf/d in the same period in 2015, a decrease of 21%. Natural gas sales volumes decreased 13% to 154.5 MMcf/d during the year ended December 31, 2016, compared to 176.7 MMcf/d in the same period in 2015. In 2016, the Company focused drilling activity on the Spirit River liquids-rich natural gas play, as well as capital investment in optimization activities to mitigate natural declines associated with the overall reduced drilling activity due to the challenging commodity price environment.

DRILLING ACTIVITY

	Three months ended December 31, 2016			Three months ended December 31, 2015
	Gross	Net	Success Rate	Gross	Net	Success Rate
Spirit River liquids-rich natural gas	5	5.0	100%	5	2.3	100%
Total	5	5.0	100%	5	2.3	100%

DRILLING ACTIVITY

	Year ended December 31, 2016			Year ended December 31, 2015
	Gross	Net	Success Rate	Gross	Net	Success Rate
Cardium oil	-	-	-	3	1.3	100%
Spirit River liquids-rich natural gas	19	12.9	100%	24	12.4	100%
Total	19	12.9	100%	27	13.7	100%

During the fourth quarter of 2016, Bellatrix drilled 5 gross (5.0 net) Spirit River liquids-rich gas wells. In the year ended December 31, 2016, Bellatrix achieved a 100% success rate, drilling and/or participating in 19 gross (12.9 net) Spirit River liquids-rich gas wells. The Company continues to focus capital investment in its low-cost Spirit River natural gas play, which continues to deliver strong returns at current natural gas and liquids prices, and to take advantage of processing capacity at the Alder Flats Plant.

By comparison, during the fourth quarter of 2015, Bellatrix drilled and/or participated in 5 gross (2.3 net) Spirit River liquids-rich gas wells. During the year ended December 31, 2015, Bellatrix drilled and/or participated in 27 gross (13.7 net) wells, consisting of 3 gross (1.3 net) Cardium oil wells and 24 gross (12.4 net) Spirit River liquids-rich gas wells. Bellatrix’s drilling activity in 2015 was weighted 57% towards oil wells and 43% towards natural gas wells.

Bellatrix Exploration Ltd.	8

COMMODITY PRICES

Average Commodity Prices

	Three months ended December 31,			Year ended December 31,
	2016	2015	% Change	2016	2015	% Change

Exchange rate (CDN$/US$1.00)	1.3347	1.3347	-	1.3241	1.2764	4

Crude oil:
WTI (US$/bbl)	49.29	42.16	17	43.32	48.76	(11)
Canadian Light crude blend ($/bbl)	60.76	52.55	16	52.79	57.45	(8)
Bellatrix’s average realized prices ($/bbl)
Crude oil and condensate	58.12	48.76	19	48.41	54.34	(11)
NGLs (excluding condensate)	18.87	12.99	45	13.14	14.16	(7)
Total crude oil and NGLs	31.08	25.88	20	25.27	30.41	(17)
Crude oil and condensate (including risk management (1))	57.46	58.67	(2)	47.81	58.76	(19)

Natural gas:
NYMEX (US$/mmbtu)	2.98	2.23	34	2.46	2.63	(6)
AECO daily index (CDN$/mcf)	3.09	2.46	26	2.16	2.69	(20)
AECO monthly index (CDN$/mcf)	2.81	2.65	6	2.09	2.77	(25)
Bellatrix’s average realized prices ($/mcf)
Natural gas	3.29	2.66	24	2.27	2.95	(23)
Natural gas (including risk management (1))	3.13	2.75	14	2.64	2.94	(10)

(1) Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

The average CDN$/US$1.00 foreign exchange rate remained at 1.3347 for the quarter ended December 31, 2016, compared to an average rate of 1.3347 in the same period of 2015 and increased by 4% to 1.3241 for the year ended December 31, 2016 from an average rate of 1.2764 in 2015. The average foreign exchange rate remained relatively unchanged in the comparative fourth quarter 2016 and 2015 periods, as the relative strength of the United States economy and increased U.S. interest rates has helped to further strengthen the United States dollar as compared to the Canadian dollar, offset by higher crude prices in 2016 which tends to add strength to the Canadian dollar.

Global crude oil prices strengthened in the fourth quarter of 2016 as the Organization of the Petroleum Exporting Countries (“OPEC”) members agreed to production cuts of up to 1.2 million barrels per day to support higher crude prices. Additionally, non-OPEC countries including Russia, Kazakhstan and Oman collectively agreed to output cuts of over 550,000 barrels per day. This collaborative effort between OPEC and non-OPEC producing countries provided support to oil prices with cuts aimed at stabilizing the global supply/demand balance and reducing robust levels of global crude product inventories. The production cut announcements drove an increase in WTI pricing to US$53.72/bbl at December 31, 2016, up from the low point in the fourth quarter 2016 of US$42.20/bbl experienced in November.

North American natural gas prices firmed in the fourth quarter 2016 compared to the fourth quarter of 2015 and compared to the third quarter 2016, given a cold start to the winter heating season which helped to reduce natural gas storage levels after reaching record levels in the fall of 2016. Total U.S. natural gas production waned through 2016 given weaker prices earlier in the year; lower industry activity levels reflected a slower supply response given backwardation in the forward pricing market. Total U.S. natural gas exports (excluding Canada) grew through 2016, reaching record levels of over 5.0 Bcf/d, mainly attributable to growing liquefied natural gas (“LNG”) shipments and increased exports to Mexico over the period. Higher Alberta natural gas demand in the fourth quarter helped to reduce provincial storage levels and provided support for an improved AECO daily price in the fourth quarter of 2016.

Bellatrix Exploration Ltd.	9

In the fourth quarter of 2016 Bellatrix realized an average price of $58.12/bbl before commodity price risk management contracts for crude oil and condensate, an increase of 19% from the average price of $48.76/bbl received in the fourth quarter of 2015. By comparison, the Canadian Light crude blend price increased by 16% and the average WTI crude oil benchmark price increased by 17% between the fourth quarters of 2016 and 2015. The WTI/Canadian Light sweet differential has remained in a historically tight range, averaging -$3.12 US/bbl for the quarter. During the year ended December 31, 2016, Bellatrix realized an average price for crude oil and condensate of $48.41/bbl before commodity price risk management contracts, a decrease of 11% from the average price of $54.34/bbl received in the 2015 year. By comparison Bellatrix’s realized price decreased in line with industry, as the Canadian Light price decreased by 8% and the average WTI crude oil benchmark price decreased by 11% between the 2016 and 2015 years.

Bellatrix’s average realized price for NGLs (excluding condensate) increased by 45% to $18.87/bbl during the fourth quarter of 2016, compared to $12.99/bbl received in the 2015 period. NGL pricing in Western Canada improved significantly through the fourth quarter given stronger underlying light oil prices and improved individual market conditions for propane and butane products. Cold weather through the fourth quarter kept North American propane demand firm, while exports helped materially reduce robust storage levels resulting in much stronger propane prices through the fourth quarter 2016. Butane prices also firmed materially in the fourth quarter 2016, both in absolute terms and as a percentage of light oil, given strong gasoline blending demand and export demand. Bellatrix’s average realized price for NGLs (excluding condensate) decreased by 7% to $13.14/bbl during the 2016 year, compared to $14.16/bbl received in the 2015 year.

Natural gas prices increased during the fourth quarter of 2016 given strong demand and lower U.S. production which reduced high storage levels. Bellatrix’s natural gas sales are priced with reference to the daily or monthly AECO indices. Bellatrix’s natural gas sold has a higher heat content than the industry average, which results in slightly higher realized prices per mcf than the AECO daily index. During the fourth quarter of 2016, the AECO daily reference price increased by 26% and the AECO monthly reference price increased by approximately 6% compared to the fourth quarter of 2015. Bellatrix’s natural gas average sales price before commodity price risk management contracts for the fourth quarter of 2016 increased by 24% to $3.29/mcf compared to $2.66/mcf in the same period in 2015. Bellatrix’s natural gas average price after including commodity price risk management contracts for the three months ended December 31, 2016 averaged $3.13/mcf compared to $2.75/mcf in the comparative 2015 period. During the year ended December 31, 2016, the AECO daily reference price decreased by 20% and the AECO monthly reference price decreased by approximately 25% compared to the 2015 year. Bellatrix’s natural gas average sales price before commodity price risk management contracts for the 2016 year decreased by 23% to $2.27/mcf compared to $2.95/mcf in 2015. Bellatrix’s natural gas average price after including commodity price risk management contracts for the year ended December 31, 2016 averaged $2.64/mcf compared to $2.94/mcf in 2015.

Bellatrix was active in the fourth quarter of 2016 increasing its 2017 risk management protection, subsequently adding additional commodity price protection subsequent to quarter end. As a result, currently approximately 66% of gross 2017 projected natural gas volumes are hedged at an average fixed price of approximately $3.36/mcf. In addition, Bellatrix added to its 2018 risk management protection with a total of 65.6 MMcf/d of 2018 natural gas volumes hedged at an average fixed price of approximately $3.08/mcf; this represents approximately 43% of volumes compared to the mid-point of 2017 full year average guidance. Finally, stronger propane prices in 2017 provided an attractive opportunity for Bellatrix to hedge 1,500 bbl/d of propane volumes at an average price of 51% of WTI light oil prices, from February through December of 2017, and 1,000 bbl/d of propane volumes at an average price of 47% of WTI light oil prices in 2018, both meaningfully above long term historical averages.

REVENUE

Total revenue of $67.9 million for the three months ended December 31, 2016 decreased by 6% compared to $72.1 million realized in the fourth quarter of 2015. The lower total revenue realized in the fourth quarter of 2016 compared to 2015 was primarily attributable to the 22% decrease in sales volumes in the period, partially offset by improved realized average commodity prices resulting in lower petroleum and natural gas sales. Other income decreased from the disposition of certain production facilities in 2016. Bellatrix’s total revenue was $227.9 million for the year ended December 31, 2016, a decrease of 32% compared to $333.3 million realized in the year ended December 31, 2015. In the 2016 year, Bellatrix realized lower light oil, condensate, natural gas, and NGL revenues due primarily to decreased realized average commodity prices in the 2016 period compared to the same period in 2015.

Bellatrix Exploration Ltd.	10

Crude oil and NGL revenue before other income, royalties and commodity price risk management contracts for the three months ended December 31, 2016 decreased by 9% to $25.7 million from $28.3 million realized during the same period in 2015. The decrease in revenue realized between the periods was the result of a 24% decrease in sales volumes from the disposition of the Pembina and Harmattan properties that contained higher liquids weighted production volumes, partially offset by increased realized crude oil, condensate, and NGL prices when compared to the fourth quarter of 2015. For the 2016 year, Bellatrix realized crude oil, condensate and NGL revenue before other income, royalties and commodity price risk management contracts of $91.9 million, a 31% decrease from $133.2 million realized in 2015. The decrease in revenue realized between the years was the result of significantly weaker average crude oil and NGL prices, when compared to 2015, and a 17% decrease in sales volumes as Bellatrix realized higher natural gas weighted production volumes resulting from the shift in capital activity to the liquids-rich natural gas Spirit River play.

For the three months and year ended December 31, 2016, total crude oil, condensate and NGL revenues contributed 38% and 42% of petroleum and natural gas sales, respectively, compared to 40% and 41% in the comparable 2015 periods.

Natural gas revenue before other income, royalties and commodity price risk management contracts decreased by 2% in the fourth quarter of 2016 to $41.6 million, from $42.3 million during the same period in 2015. This was a result of a 21% decrease in sales volumes between periods, partially offset by a 24% increase in realized natural gas prices before risk management contracts. For the year ended December 31, 2016, natural gas revenue before other income, royalties and commodity price risk management contracts was $128.2 million, a decrease of 33% from $190.1 million realized in the 2015 year. The decrease in revenue realized was attributable to a 23% decrease in realized natural gas prices before risk management and a 13% decrease in sales volumes between the 2016 and 2015 years, as drilling activity was decreased in 2016.

Revenue

	Three months ended December 31,		Year ended December 31,
($000s)	2016	2015	2016	2015
Crude oil and condensate	14,960	19,203	60,546	96,260
NGLs (excluding condensate)	10,752	9,087	31,352	36,929
Crude oil and NGLs	25,712	28,290	91,898	133,189
Natural gas	41,614	42,304	128,226	190,123
Petroleum and natural gas sales	67,326	70,594	220,124	323,312
Other income (1)	581	1,531	7,750	10,006
Total revenue	67,907	72,125	227,874	333,318

(1) Other income primarily consists of processing and other third party income.

COMMODITY PRICE RISK MANAGEMENT

The Company has a formal commodity price risk management policy which permits management to use specified price risk management strategies including fixed price contracts, collars, and the purchase of floor price options and other derivative financial instruments and physical delivery sales contracts to reduce the impact of price volatility for a maximum of thirty six months beyond the transaction date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to funds flow from operations, as well as to ensure Bellatrix realizes positive economic returns from its capital development and acquisition activities. The Company plans to continue its commodity price risk management strategies, focusing on maintaining sufficient cash flow to fund Bellatrix’s capital expenditure program. Any remaining production is realized at market prices.

Bellatrix Exploration Ltd.	11

As at December 31, 2016, the Company has entered into commodity price risk management arrangements as follows:

Natural gas fixed price arrangements

Type	Period	Volume	Price Floor	Price Ceiling	Index
Natural gas fixed	January 1, 2017 to December 31, 2017	115,995 GJ/d	$2.93 CDN	$2.93 CDN	AECO
Natural gas fixed	January 1, 2018 to December 31, 2018	60,000 GJ/d	$2.72 CDN	$2.72 CDN	AECO

Subsequent to December 31, 2016, the Company entered into the following fixed commodity price risk management contracts:

Natural gas fixed price arrangements

Type	Period	Volume	Price Floor	Price Ceiling	Index
Natural gas fixed	January 1, 2018 to December 31, 2018	15,000 GJ/d	$2.58 CDN	$2.58 CDN	AECO

NGL fixed differential arrangements

Type	Period	Volume	Fixed Differential	Index
Propane	February 1, 2017 to December 31, 2017	1,500 bbl/d	51% of NYMEX WTI	OPIS Conway Propane
Propane	January 1, 2018 to December 31, 2018	1,000 bbl/d	47% of NYMEX WTI	OPIS Conway Propane

When the Company has outstanding commodity price risk management contracts at a reporting date, the fair value, or mark-to-market value, of these contracts is reflected in its financial statements as an unrealized asset or liability. Fair value is based on the estimated amount that would have been received or paid to settle the contracts as at the reporting date and would differ from what would eventually be realized. Changes in the fair value of the commodity contracts are recognized in the Company’s Consolidated Statements of Comprehensive Income (Loss).

The following are summaries of the gain (loss) on commodity price risk management contracts for the three months ended December 31, 2016 and 2015:

Commodity contracts

Three months ended December 31, 2016
($000s)	Crude Oil	Natural Gas	Total
Realized cash gain (loss) on contracts	(170)	(2,070)	(2,240)
Unrealized gain (loss) on contracts (1)	219	(25,525)	(25,306)
Total gain (loss) on commodity contracts	49	(27,595)	(27,546)

Commodity contracts

Three months ended December 31, 2015
($000s)	Crude Oil	Natural Gas	Total
Realized cash gain (loss) on contracts	3,903	1,377	5,280
Unrealized gain (loss) on contracts (1)	(2,595)	9,118	6,523
Total gain (loss) on commodity contracts	1,308	10,495	11,803

The following are summaries of the gain (loss) on commodity price risk management contracts for years ended December 31, 2016 and 2015:

Commodity contracts

Year ended December 31, 2016
($000s)	Crude Oil	Natural Gas	Total
Realized cash gain (loss) on contracts	(754)	20,646	19,892
Unrealized gain (loss) on contracts (1)	390	(29,915)	(29,525)
Total gain (loss) on commodity contracts	(364)	(9,269)	(9,633)

Bellatrix Exploration Ltd.	12

Commodity contracts

Year ended December 31, 2015
($000s)	Crude Oil	Natural Gas	Total
Realized cash gain (loss) on contracts	7,836	(652)	7,184
Unrealized gain (loss) on contracts (1)	(390)	13,332	12,942
Total gain (loss) on commodity contracts	7,446	12,680	20,126

 (1) Unrealized gain (loss) on commodity contracts represents non-cash adjustments for changes in the fair value of these contracts during the period.

ROYALTIES

Bellatrix pays royalties to the respective provincial governments and landowners in British Columbia, Alberta and Saskatchewan in which it operates. Each province that Bellatrix operates in has established a separate and distinct royalty regime which impacts Bellatrix’s average corporate royalty rate. The Company’s royalties are primarily paid in the province of Alberta. In Alberta, crown royalty rates are based on reference commodity prices, production levels and well depths, and are offset by certain incentive programs, which usually have a finite period of time and are in place to promote drilling activity by reducing overall royalty expense.

In 2016, the Government of Alberta completed its oil and gas royalty review and announced a new Modernized Royalty Framework (“MRF”) which included, for conventional activity, no changes to the royalty structure of wells drilled prior to 2017 for a 10-year period from the MRF implementation date and improved transparency concerning disclosure of royalty information. The MRF includes the replacement of royalty credits and holidays on conventional wells through a drilling and completion cost allowance based on a revenue minus cost framework, a post-payout royalty rate based on commodity prices, and the reduction of royalty rates for mature wells. Based on the Company’s completed internal assessment, the MRF is expected to have minimal impact on Bellatrix’s funds flow from operations.

In the fourth quarter of 2016, the Company incurred $7.7 million in royalties, compared to $3.2 million in the fourth quarter of 2015. As a percentage of petroleum and natural gas sales revenue (after transportation costs), royalties were 12% in the three months ended December 31, 2016, compared to 5% in the comparative 2015 period. Higher average corporate royalty rates period over period reflect the impact from higher commodity prices, as well as decreased gas cost allowance (“GCA”) credits in the fourth quarter of 2016 resulting from the infrastructure and facilities dispositions in 2016 and a one-time adjustment in fourth quarter of 2015 for Crown recoveries.

For the year ended December 31, 2016, royalties incurred totaled $18.6 million compared to $33.5 million incurred in the 2015 year. Overall royalties as a percentage of revenue (after transportation costs) in 2016 were 9% compared to 11% in 2015. Lower average corporate royalty rates period over period include the impact of lower commodity prices, reflecting the “sliding scale” effect included in the Alberta Royalty Framework.

Royalties by Commodity Type

	Three months ended December 31,		Year ended December 31,
($000s, except where noted)	2016	2015	2016	2015
Crude oil, condensate, and NGLs	5,716	3,221	19,303	26,513
$/bbl	6.91	2.95	5.31	6.05
Average crude oil, condensate and NGL royalty rate (%)	22	11	21	20

Natural Gas	2,023	14	(667)	6,941
$/mcf	0.16	-	(0.01)	0.11
Average natural gas royalty rate (%)	5	-	(1)	4

Total	7,739	3,235	18,636	33,454
Total $/boe	2.64	0.86	1.43	2.21
Average total royalty rate (%)	12	5	9	11

Bellatrix Exploration Ltd.	13

Royalties by Type

	Three months ended December 31,		Year ended December 31,
($000s)	2016	2015	2016	2015
Crown and IOGC royalties	2,167	2,425	7,132	18,121
Freehold & GORR	5,572	810	11,504	15,333
Total	7,739	3,235	18,636	33,454

The Company’s crude oil, condensate, NGL, and natural gas royalties were impacted by lower royalties on more recent wells in their early years of production under the Alberta New Well Royalty Rate program and the Natural Gas Deep Drilling royalty incentive program, offset by wells drilled on lands with higher combined Indian Oil and Gas Canada (“IOGC”) royalty and gross overriding royalty (“GORR”) rates.

EXPENSES

	Three months ended December 31,		Year ended December 31,
($000s)	2016	2015	2016	2015
Production	31,021	25,729	113,589	118,880
Transportation	3,143	2,703	12,108	17,146
Royalties	7,739	3,235	18,636	33,454
General and administrative	5,038	4,402	19,919	23,372
Interest and financing charges (1)	11,201	11,998	46,350	40,033
Share-based compensation	1,113	599	3,784	3,581

(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).

EXPENSES PER BOE

	Three months ended December 31,		Year ended December 31,
($/boe)	2016	2015	2016	2015
Production	10.57	6.87	8.70	7.86
Transportation	1.07	0.72	0.93	1.13
Royalties	2.64	0.86	1.43	2.21
General and administrative	1.72	1.18	1.53	1.55
Interest and financing charges (1)	3.82	3.20	3.55	2.65
Share-based compensation	0.38	0.16	0.29	0.24

(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).

PRODUCTION EXPENSES

Production expenses for the three months and year ended December 31, 2016 totaled $31.0 million ($10.57/boe) and $113.6 million ($8.70/boe) compared to $25.7 million ($6.87/boe) and $118.9 million ($7.86/boe) in the comparative 2015 periods, respectively. The variance in production expense on a per-boe basis between the fourth quarter and year ended December 31, 2016 and the comparative periods in 2015, was primarily attributable to additional fixed costs associated with the facility monetization transactions (refer to ‘Dispositions’ under the heading ‘Capital Expenditures’), combined with a decrease in volumes over the period. Fourth quarter 2016 production expenditures also included approximately $1.3 million ($0.46/boe) of one-time adjustments related to maintenance and overhauls on facilities. The increase in fixed costs was partially mitigated by operational optimization and cost suppression initiatives. The operations team focused on optimization initiatives including plunger lift installations, wellbore cleanouts, and pipeline optimization efforts all directed towards growing volumes, attenuating base decline rates and increasing value from every capital investment dollar spent.

Bellatrix has set production expenditure guidance of approximately $9.00/boe in 2017, which represents a 3% increase on a per unit basis compared to the $8.70/boe production expenses incurred in the 2016 year. The increased expenditures, on a per unit basis, includes assumed 2017 average production volumes of approximately 33,500 boe/d and a full year impact from facility monetization transactions completed by the Company in 2016, mitigated by continued cost containment efforts and further field optimization work. Planned capital investment in Phase 2 of the Alder Flats Plant, a continued development focus in the Company’s core areas, and anticipated growth in production volumes are expected to result in lower production expenses on a per unit basis into 2018.

Bellatrix Exploration Ltd.	14

Production Expenses by Commodity Type

	Three months ended December 31,		Year ended December 31,
($000s, except where noted)	2016	2015	2016	2015
Crude oil, condensate and NGLs	8,545	7,555	30,977	34,179
$/bbl	10.33	6.91	8.52	7.80

Natural gas	22,476	18,174	82,612	84,701
$/mcf	1.78	1.14	1.46	1.31

Total production expenses	31,021	25,729	113,589	118,880
Total $/boe	10.57	6.87	8.70	7.86

TRANSPORTATION

Transportation expenses for the three months and year ended December 31, 2016 were $3.1 million ($1.07/boe) and $12.1 million ($0.93/boe) compared to $2.7 million ($0.72/boe) and $17.1 million ($1.13/boe) in the same periods in 2015, respectively. The decrease in transportation costs per boe in year ended December 31, 2016 year was primarily due to Bellatrix completing the construction of pipeline infrastructure in the latter part of 2015 to transport liquids volumes from major compression facilities to processing facilities as opposed to trucking the production volumes. Additionally, in 2015 and 2016, Bellatrix shifted capital activity towards the development of Spirit River liquids-rich natural gas wells which have lower associated transportation costs than oil wells due to increased utilization of Company owned pipeline infrastructure associated with these wells.

OPERATING NETBACK

Operating Netback – Corporate

	Three months ended December 31,		Year ended December 31,
($/boe)	2016	2015	2016	2015
Total Revenue (1)	23.15	19.25	17.45	22.03
Production	(10.57)	(6.87)	(8.70)	(7.86)
Transportation	(1.07)	(0.72)	(0.93)	(1.13)
Royalties	(2.64)	(0.86)	(1.43)	(2.21)
Operating netback(2)	8.87	10.80	6.39	10.83
Risk management gain (loss) (3)	(0.76)	1.41	1.52	0.47
Operating netback after risk management	8.11	12.21	7.91	11.30

(1) Total Revenue includes petroleum and natural gas sales and other income.

(2) Operating netbacks is considered to be a non-GAAP measure. Operating netbacks are calculated by subtracting royalties, transportation, and operating costs from total revenue.

(3) Risk management includes realized gains or losses on commodity contracts and excludes unrealized gains or losses on commodity contracts.

During the three months ended December 31, 2016, the Company’s corporate operating netback before commodity risk management contracts decreased by 18% to $8.87/boe compared to $10.80/boe in the fourth quarter of 2015. The reduced netback realized in the fourth quarter of 2016 was primarily the result of increased production and royalty expenses, partially offset by increased average realized commodity prices. After including commodity risk management contracts, the corporate operating netback for the three months ended December 31, 2016 was $8.11/boe compared to $12.21/boe in the fourth quarter of 2015. Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

For the year ended December 31, 2016, the corporate operating netback (before commodity risk management contracts) was $6.39/boe a decrease of 41% compared to $10.83/boe in the 2015 year. The decreased netback realized in 2016 was primarily the result of lower average realized combined commodity prices and increased production expenses, partially offset by decreased transportation and royalty expenses. After including commodity risk management contracts, the corporate operating netback for the year ended December 31, 2016 was $7.91/boe, compared to $11.30/boe in 2015.

Bellatrix Exploration Ltd.	15

Operating Netback – Crude Oil, Condensate, and NGLs

	Three months ended December 31,		Year ended December 31,
($/bbl)	2016	2015	2016	2015
Sales	31.08	25.88	25.27	30.41
Production	(10.33)	(6.91)	(8.52)	(7.80)
Transportation	(0.27)	0.17	(0.35)	(0.87)
Royalties	(6.91)	(2.95)	(5.31)	(6.05)
Operating netback (1)	13.57	16.19	11.09	15.69
Risk management gain (loss) (2)	(0.21)	3.57	(0.21)	1.79
Operating netback after risk management	13.36	19.76	10.88	17.48

(1) Operating netbacks is considered to be a non-GAAP measure. Operating netbacks are calculated by subtracting royalties, transportation, and operating costs from total revenue.

(2) Risk management includes realized gains or losses on commodity contracts and excludes unrealized gains or losses on commodity contracts.

The operating netback before commodity price risk management contracts for crude oil, condensate and NGLs during the fourth quarter of 2016 averaged $13.57/bbl, a decrease of 16% from the $16.19/bbl realized during the same period in 2015. The decrease between the periods was primarily a result of increased production and royalty expenses, partially offset by stronger crude oil, condensate and NGL commodity prices. After including commodity price risk management contracts, operating netback for crude oil, condensate, and NGLs for the three months ended December 31, 2016 was $13.36/bbl compared to $19.76/bbl in the same period in 2015.

The operating netback for crude oil, condensate, and NGLs decreased by 29% to $11.09/bbl for the year ended December 31, 2016, from $15.69/bbl realized in the 2015 year. The lower netback was primarily attributable to lower crude oil, condensate, and NGL commodity prices and increased production expenses, partially offset by lower transportation and royalty expenses. After including commodity price risk management contracts, operating netback for crude oil, condensate, and NGLs for the year ended December 31, 2016 was $10.88/bbl compared to $17.48/bbl in 2015.

Operating Netback – Natural Gas

	Three months ended December 31,		Year ended December 31,
($/mcf)	2016	2015	2016	2015
Sales	3.29	2.66	2.27	2.95
Production	(1.78)	(1.14)	(1.46)	(1.31)
Transportation	(0.23)	(0.18)	(0.19)	(0.21)
Royalties	(0.16)	-	0.01	(0.11)
Operating netback (1)	1.12	1.34	0.63	1.32
Risk management gain (loss) (2)	(0.16)	0.08	0.37	(0.01)
Operating netback after risk management	0.96	1.42	1.00	1.31

(1) Operating netbacks is considered to be a non-GAAP measure. Operating netbacks are calculated by subtracting royalties, transportation, and operating costs from total revenue. The detailed calculations of operating netbacks are found in the MD&A.

(2) Risk management includes realized gains or losses on commodity contracts and excludes unrealized gains or losses on commodity contracts.

The operating netback for natural gas before commodity price risk management contracts during the fourth quarter of 2016 of $1.12/mcf was 16% lower than $1.34/mcf recorded in the same period in 2015. The reduction to the realized netback between the fourth quarters of 2016 and 2015 was driven by an increase in production, transportation and royalty expenses, partially offset by an increase in natural gas prices. After including commodity risk management contracts, the operating netback for natural gas for the fourth quarter of 2016 was $0.96/mcf compared to $1.42/mcf in the same period in 2015.

For the year ended December 31, 2016, the operating netback for natural gas was $0.63/mcf, a decrease of 52% from $1.32/mcf realized in 2015. The lower netback between the years reflected lower natural gas prices and increased production expenses, which was partially offset by decreased transportation and royalty expenses. After including commodity risk management contracts, the operating netback for natural gas for the year ended December 31, 2016 was $1.00/mcf compared to $1.31/mcf in the 2015 year.

Bellatrix Exploration Ltd.	16

GENERAL AND ADMINISTRATIVE

Bellatrix incurred lower gross general and administrative (“G&A”) expenses (before capitalized G&A and recoveries) in the fourth quarter and the year ended December 31, 2016 when compared to the same periods of 2015 by 16% and 23%, respectively. Net G&A expenses (after capitalized costs and recoveries) for the three months and year ended December 31, 2016 were $5.0 million ($1.72/boe) and $19.9 million ($1.53/boe) compared to $4.4 million ($1.18/boe) and $23.4 million ($1.55/boe) in the comparative 2015 periods, an increase of 14% and decrease of 15%, respectively. The overall decrease to net G&A for the year ended December 31, 2016 compared to the same period in 2015 was primarily attributable to a decrease in gross G&A expenses as a result of significant cost saving initiatives on discretionary G&A spending, workforce reductions and compensation expenses made through 2015 and 2016, which more than offset reduced recoveries from partners associated with lower capital spending in 2016 as compared to 2015.

General and Administrative Expenses

	Three months ended December 31,		Year ended December 31,
($000s, except where noted)	2016	2015	2016	2015
Gross expenses	8,428	10,020	33,547	43,395
Capitalized	(1,577)	(2,927)	(7,027)	(9,496)
Recoveries	(1,813)	(2,691)	(6,601)	(10,527)
G&A expenses	5,038	4,402	19,919	23,372
G&A expenses, per unit ($/boe)	1.72	1.18	1.53	1.55

INTEREST AND FINANCING CHARGES

For the three months and year ended December 31, 2016, Bellatrix recorded $11.2 million ($3.82/boe) and $46.4 million ($3.55/boe) of interest and financing charges related to the bank debt, the Convertible Debentures and the Senior Notes, compared to $12.0 million ($3.20/boe) and $40.0 million ($2.65/boe) during the same periods in 2015.

The decrease in interest and financing charges between the fourth quarters of 2015 and 2016 was primarily attributed to reduced interest expense on bank debt given the material reduction in bank debt to $19.1 million at December 31, 2016 compared to year end 2015 bank debt of $340.7 million. The increase in interest and financing charges between the years of 2015 and 2016 was primarily due to increased expenses related to the Senior Notes which were issued in the second quarter of 2015 and interest on the Convertible Debentures issued in the third quarter of 2016. This was partially offset by decreased interest on bank debt resulting from decreased borrowings on the Credit Facilities (as defined below).

Interest and Financing Charges (1)

	Three months ended December 31,		Year ended December 31,
($000s, except where noted)	2016	2015	2016	2015
Interest on Bank debt	2,124	4,292	13,516	21,633
Interest on Convertible Debentures	1,313	-	2,063	-
Interest on Senior Notes	7,764	7,706	30,771	18,400
Interest and financing charges	11,201	11,998	46,350	40,033
Interest and financing charges ($/boe)	3.82	3.20	3.55	2.65

(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).

Bellatrix’s total net debt at December 31, 2016 of $396.2 million represents a reduction of $321.4 million from the December 31, 2015 level of $717.6 million. Total net debt at December 31, 2016 of $396.2 million included $19.1 million of bank debt, $37.4 million of Convertible Debentures (liability component), $324.7 million of Senior Notes (includes $9.9 million of unrealized foreign exchange gain recognized on the mark-to-market of the United States dollar denominated Senior Notes in the year ended December 31, 2016), and an adjusted working capital deficiency of $23.7 million.

Bellatrix Exploration Ltd.	17

Reconciliation of Total Liabilities to Total Net Debt

	As at December 31,
($000s)	2016	2015
Total liabilities per financial statements	590,312	892,640
Current liabilities (excluding current bank debt)	(118,695)	(112,634)
Decommissioning liabilities	(62,844)	(96,423)
Other deferred liabilities	(21,148)	(10,816)
Deferred capital obligation	(3,725)	-
Risk management contract liability	(2,646)	-

Long term loans receivable	(8,775)	-

Adjusted working capital
Current assets	(54,979)	(74,236)
Current liabilities	137,838	112,634
Current bank debt	(19,143)
Current portion of other deferred liabilities	(7,899)	(1,974)
Current portion of deferred capital obligation	(18,165)	-
Current portion of risk management contract asset	-	8,845
Current portion of risk management contract liability	(13,936)	(390)
	23,716	44,878
Total net debt (1)	396,195	717,645
Convertible Debentures (liability component)	(37,420)	-
Net debt (1)	358,775	717,645

(1) Total net debt is considered to be a capital performance measure and therefore may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes other deferred liabilities, deferred capital obligation, long-term risk management contract liabilities, decommissioning liabilities, and the deferred tax liability. Total net debt includes the adjusted working capital deficiency, long term loans receivable, Convertible Debentures (liability component), current bank debt, bank debt and Senior Notes. The adjusted working capital deficiency is a non-GAAP measure calculated as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of deferred capital obligation and the current bank debt. Net debt excludes the liability component of the Convertible Debentures.

SHARE-BASED COMPENSATION

Bellatrix has an Award Incentive Plan (the “Award Plan”) where the Company may grant Restricted Awards (“RAs”) and Performance Awards (“PAs”) to officers, employees, and other service providers. As at March 14, 2017, Bellatrix had 2,101,957 RAs and 1,516,676 PAs outstanding. During 2016, the shareholders and the TSX approved the issuance of common shares on settlement of RAs and PAs under the Award Plan. As a result, awards under the Award Plan may be settled in cash, in common shares of the Company, or a combination thereof. In the case of PAs, settlement is subject to a “payout multiplier” (the payout multiplier shall be based on such corporate performance measures as determined by the Board of Directors (or the Compensation Committee) of the Company) and may range between zero and two times.

For the three months ended December 31, 2016, non-cash share-based compensation was an expense of $1.1 million ($0.38/boe) compared to an expense of $0.6 million ($0.16/boe) in the same period in 2015. The non-cash share-based compensation expense realized in the three months ended December 31, 2016 period was composed of an expense of $0.9 million (2015: $1.6 million expense) for the Company’s outstanding share options, an expense of $0.1 million (2015: $0.6 million recovery) for Deferred Share Units (“DSUs”), an expense of $0.4 million (2015: $0.2 million expense) for RAs, and expense of $0.2 million (2015: $0.1 million recovery) for PAs. Share-based compensation expense was offset by capitalized share-based compensation. For the three months ended December 31, 2016, capitalized share-based compensation was $0.5 million compared to $0.5 million in the same period in 2015.

For the year ended December 31, 2016, non-cash share-based compensation expense was $3.8 million ($0.29/boe) compared to $3.6 million ($0.24/boe) in the same period of 2015. The non-cash share-based compensation expense was composed of a $3.7 million expense (2015: $6.2 million expense) for the Company’s outstanding share options, $0.5 million expense (2015: $1.3 million expense) for RAs, $0.2 million expense (2015: $0.1 million recovery) for PAs and a $0.8 million expense (2015: $1.2 million recovery) for DSUs. Share-based compensation expense was offset by capitalized share-based compensation. For the year ended December 31, 2016, capitalized share-based compensation was $1.4 million compared to $2.6 million in 2015.

Bellatrix Exploration Ltd.	18

DEPLETION AND DEPRECIATION

Depletion and Depreciation

Depletion and depreciation expense for the three months and year ended December 31, 2016, was $26.9 million ($9.16/boe) and $136.5 million ($10.45/boe) compared to $49.3 million ($13.17/boe) and $185.7 million ($12.28/boe) recognized in the comparative 2015 periods. The decrease in the Company’s depletion and depreciation expense, on a per boe basis between the periods, can be attributed to the lower capital cost base stemming from the non-core asset dispositions and infrastructure monetization transactions completed in 2016 (refer to ‘Dispositions’ under ‘Capital Expenditures’), increased reserves and a decline in the associated future development costs attributable to the reserves in 2016.

For the year ended December 31, 2016, Bellatrix has included a total of $0.95 billion (2015: $1.12 billion) for future development costs in the depletion calculation and excluded from the depletion calculation a total of $46.0 million (2015: $75.9 million) for estimated salvage.

Depletion and Depreciation

	Three months ended December 31,		Year ended December 31,
($000s, except where noted)	2016	2015	2016	2015
Depletion and Depreciation	26,886	49,308	136,518	185,679
Depletion and Depreciation per unit ($/boe)	9.16	13.17	10.45	12.28

IMPAIRMENT LOSS (REVERSAL) AND (GAIN) LOSS ON DISPOSITIONS

Impairment Loss (Reversal) and (Gain) Loss on Dispositions

	Three months ended December 31,		Year ended December 31,
($000s, except where noted)	2016	2015	2016	2015
Impairment loss (reversal) - E&E and PP&E	(264,000)	474,542	(264,000)	511,954
(Gain) loss on dispositions (1)	171,584	(13,074)	170,667	(33,932)
Impairment loss (reversal) and (gain) loss on dispositions	(92,416)	461,468	(93,333)	478,022

(1) Refer to the “Capital Expenditures” section in the MD&A for further discussion on (Gain) loss on dispositions

Impairment Loss (Reversal)

Exploration & Evaluation Assets

As at December 31, 2016, Bellatrix did not identify indicators of impairment or impairment reversal with respect to its Exploration and Evaluation (“E&E”) assets. For the year ended December 31, 2015, Bellatrix recognized non-cash impairment loss of $4.5 million on E&E assets, $3.2 million related to its Central Alberta CGU, $0.5 million related to its North Alberta cash generating unit (“CGU”) and $0.8 million related to its South Alberta CGU where the carrying values exceeded the recoverable amounts.

Property, Plant and Equipment

Bellatrix performed an assessment of possible indicators of impairment or impairment reversal on all of the Company’s CGUs. At December 31, 2016, impairment reversal indicators were identified for the Company’s core Central Alberta CGU, primarily as a result of a significant increase in the reserves evaluation due to a combination of actual well performance exceeding previous estimates resulting in strong positive technical revisions and infill drilling additions in 2016. Additionally, as a result of the dispositions in the period and considering the Company’s focus of development, certain assets were moved from the core Central Alberta CGU, into a new non-core South Central CGU. An impairment indicator was identified for this CGU given the Company is no longer focused on actively developing these assets.

For the year ended December 31, 2016, a non-cash impairment reversal of $307 million was recognized in the Company’s core Central Alberta CGU, representing the maximum amount of impairment reversal able to be taken based on prior impairment loss less depletion and dispositions. The estimated recoverable amount of the Central Alberta CGU as at December 31, 2016 was $1.3 billion. A non-cash impairment loss of $43 million was recognized in the Company’s non-core South Central CGU. The estimated recoverable amount of the South Central CGU was $64 million. No impairment was recognized in the Company’s non-core North Alberta and South Alberta CGUs in 2016.

Bellatrix Exploration Ltd.	19

The recoverable amount of the Central Alberta and South Central CGUs as at December 31, 2016 was determined using a VIU approach, as Bellatrix determined that VIU was greater than FVLCS, incorporating the following information:

a)	The net present value of the before-tax cash flows from proved plus probable oil and gas reserves of each CGU based on reserves estimated by Bellatrix’s independent reserve evaluator at December 31, 2016, adjusted for the net present value of the before-tax abandonment and reclamation costs on proved plus probable undeveloped oil and gas reserves (Level 3 of the fair value hierarchy). The reserve evaluation is based on an estimated remaining reserve life up to a maximum of 50 years.

Key input estimates used to determine the present value of expected future net cash flows include:

a)	Reserves – An external reserve engineering report which incorporates a full evaluation of reserves is prepared on an annual basis with internal reserve updates completed at each quarterly period. Estimating reserves is highly complex, requiring many judgments including forward price estimates, production costs, and recovery rates based on available geological, geophysical, engineering and economic data. Changes in these judgments may have a material impact on the estimated reserves. These estimates may change, resulting in either negative or positive impacts to net earnings as further information becomes available and as the economic environment changes.

b)	Commodity prices – Forward price estimates of crude oil and natural gas prices are incorporated into the determination of expected future net cash flows. Commodity prices have fluctuated significantly in recent years due to global and regional factors including supply and demand fundamentals, inventory levels, foreign exchange rates, economic, and geopolitical factors.

c)	Discount rates – Discount rates used to calculate the present value of expected future cash flows are based on estimates of the recoverability of asset values in the current industry market conditions. Changes in the general economic environment could result in significant changes to these estimates.

The value in use determination of estimated recoverable amounts of each CGU was based on before-tax discount rates ranging from 10-20%.

A 1% increase to the discount rates applied in the impairment calculation for the South Central CGU would result in an increase in impairment loss of approximately $5 million for the year ended December 31, 2016, whereas a 1% decrease to the discount rates applied would result in a corresponding decrease to the impairment loss recognized. A 1% change in the discount rates applied in the impairment reversal calculation for the Central Alberta CGU would have no impact the impairment reversal recorded at December 31, 2016.

For the year ended December 31, 2015, the fair value less costs to sell impairment tests resulted in the recognition of non-cash impairment of $507.4 million in the Company’s Central Alberta CGU. The estimated recoverable amount of the Central Alberta CGU as at December 31, 2015 was $1.4 billion. No impairment was recognized in the Company’s North Alberta and South Alberta CGUs in 2015.

FOREIGN EXCHANGE

Bellatrix incurs gains and losses in relation to the foreign currency translation of its United States dollar denominated Senior Notes. The Senior Notes are translated from the United States dollar to Canadian dollar using the closing foreign exchange rate for the period. Unrealized foreign exchange gains or losses are included in earnings in the period related to the translation of the outstanding balance of the Senior Notes at the end of the period. Realized foreign exchange gains and losses are recognized as the Senior Notes and other minor foreign currency based transactions are translated and settled during the period.

Bellatrix Exploration Ltd.	20

	Three months ended December 31,		Year ended December 31,
($000s)	2016	2015	2016	2015
Realized gain (loss) on foreign exchange	(228)	(414)	277	(315)
Realized gain on foreign exchange contracts	-	349	-	349
Unrealized gain (loss) on foreign exchange (1) (2)	(7,411)	(10,366)	9,939	(39,022)
Unrealized gain (loss) on foreign exchange contracts	1,005	1,613	(2,021)	2,466
Gain (loss) on foreign exchange	(6,634)	(8,818)	8,195	(36,522)

(1) Exchange rate (CDN$/US$1.00) at December 31, 2016 was 1.3427.

(2) Exchange rate (CDN$/US$1.00) at December 31, 2015 was 1.3840.

For the three months and year ended December 31, 2016, Bellatrix recorded a foreign exchange loss of $6.6 million and a foreign exchange gain of $8.2 million, respectively (2015: $8.8 million and $36.5 million losses, respectively). This was due to the impact of the change over the three months and year ended December 31, 2016 in the value of the Canadian dollar relative to the United States dollar on the Company’s United States dollar denominated Senior Notes which resulted in an unrealized loss of $7.4 million and an unrealized gain of $9.9 million, respectively (2015: $10.4 million and $39.0 million losses, respectively). This was partially offset by the change in the fair value of its United States foreign exchange forward contract which resulted in an unrealized gain of $1.0 million and an unrealized loss of $2.0 million, respectively (2015: $1.6 million and $2.5 million losses, respectively).

The Company may utilize foreign exchange derivative contracts to manage foreign exchange risks in order to maintain cash flow stability. Foreign exchange derivative transactions are conducted in accordance with the risk management policy that has been approved by the Board of Directors. The aggregate amount hedged under all foreign exchange derivate contracts is limited to the outstanding principal amount of the Senior Notes and the term of foreign exchange contracts is limited to the remaining term of the related Senior Notes.

As at December 31, 2016, the Company had the following United States foreign exchange forward purchase contracts outstanding:

Type	Value Date	Notional Amount ($000s USD)	Foreign Exchange Rate	Settlement ($000s CDN)
Fixed	May 14, 2020	$32,500	$1.3076	$42,497
Fixed	May 14, 2020	$30,000	$1.3080	$39,240

INCOME TAXES

Deferred income taxes arise from differences between the accounting and tax basis of the Company’s assets and liabilities. For the year ended December 31, 2016, the Company recognized a deferred income tax recovery of $6.9 million, compared to a recovery of $140.8 million during 2015. The decrease in the deferred income tax recovery recognized in 2016 compared to the deferred tax recovery recognized in 2015 was primarily attributable to the reduced net loss recognized in the 2016 period compared to 2015, after adjusting for non-deductible tax items. At December 31, 2016 the Company had a total deferred tax asset balance of $63.7 million. The Company recognized a net deferred tax asset based on the independently evaluated reserve report as cash flows are expected to be sufficient to realize the deferred tax asset. The Company has not recognized a deferred tax asset for the deductible temporary difference associated with the $14.6 million (2015: $18.2 million) unrealized allowable capital losses on marketable securities and USD denominated Senior Notes.

Bellatrix Exploration Ltd.	21

At December 31, 2016, Bellatrix had approximately $1.45 billion in tax pools available for deduction against future income as follows:

Tax Pools

		December 31,	December 31,
($000s)	Rate %	2016	2015
Intangible resource pools:
Canadian exploration expenses	100	114,600	118,000
Canadian development expenses	30	705,200	825,500
Canadian oil and gas property expenses	10	104,600	193,100
Foreign resource expenses	10	600	700
Alberta non-capital losses greater than Federal non-capital losses	(Alberta) 100	16,400	16,100
Undepreciated capital cost (1)	6 – 100	344,500	371,500
Non-capital losses (expire through 2033)	100	144,100	151,000
Financing costs	20 Straight-Line	21,900	9,300
		1,451,900	1,685,200

(1) Approximately $213 million of undepreciated capital cost pools are class 41, which is claimed at a 25% rate.

NET PROFIT (LOSS)

For the three months ended December 31, 2016, Bellatrix recognized a net profit of $23.1 million ($0.09 per basic share and diluted share), compared to a net loss of $356.6 million ($1.86 per basic share and diluted share) in the fourth quarter of 2015. The increase in net profit recorded in the fourth quarter of 2016 compared to the same period in 2015 was primarily the result of a non-cash impairment reversal recognized in the fourth quarter of 2016.

For the year ended December 31, 2016, Bellatrix recognized a net loss of $26.7 million ($0.12 per basic and diluted share), compared to a net loss of $444.2 million ($2.31 per basic share and diluted share) in the same period in 2015. The decrease in net loss recorded in 2016 compared to 2015 was primarily the result of a non-cash impairment reversal recognized in the 12 months ended December 31, 2016 as compared to a non-cash impairment loss recognized in the 2015 period and a reduction in cash costs in production, transportation, royalties, and G&A expenses and offset by the decrease in revenues associated with the challenging commodity price environment.

CASH FLOW FROM OPERATING ACTIVITIES AND FUNDS FLOW FROM OPERATIONS

As detailed previously in this MD&A, funds flow from operations is a capital performance measure that does not have any standardized meaning under GAAP. Bellatrix’s method of calculating funds flow from operations may differ from that of other companies, and accordingly, may not be comparable to measures used by other companies.

Reconciliation of Cash Flow from Operating Activities to Funds Flow from Operations

	Three months ended December 31,		Year ended December 31,
($000s)	2016	2015	2016	2015
Cash flow from operating activities	17,114	42,033	37,546	103,075
Decommissioning costs incurred	606	1,028	2,927	2,725
Change in non-cash working capital	(9,283)	(13,408)	443	3,685
Funds flow from operations	8,437	29,653	40,916	109,485

Bellatrix’s cash flow from operating activities for the three months ended December 31, 2016 decreased by 59% to $17.1 million ($0.07 per basic share and diluted share) from $42.0 million ($0.22 per basic share and diluted share) generated in the fourth quarter of 2015. Bellatrix generated funds flow from operations of $8.4 million ($0.03 per basic share and diluted share) in the fourth quarter of 2016, a decrease of 72% from $29.7 million ($0.15 per basic share and diluted share) generated in the comparative 2015 period. The decrease in funds flow from operations between the fourth quarters of 2015 and 2016 was mainly attributable to decreased revenues and a realized loss on commodity risk management contracts in the quarter, as well as increased production, transportation, royalty and G&A expenses.

Bellatrix’s cash flow from operating activities for the year ended December 31, 2016 decreased by 64% to $37.5 million ($0.18 per basic and diluted share) from $103.1 million ($0.54 per basic and diluted share) generated during the 2015 year. Bellatrix generated funds flow from operations of $40.9 million ($0.19 per basic share and diluted share) in the year ended December 31, 2016, a decrease of 63% from $109.5 million ($0.57 per basic and diluted share) generated in 2015. The decrease in funds flow from operations between 2015 and 2016 was principally due to a 21% decrease in realized commodity prices, a 14% decrease in sales volumes, and increased interest and financing expense. This was in part offset by decreased production, transportation, royalties, and general and administrative expenses.

Bellatrix Exploration Ltd.	22

Bellatrix maintains a commodity price risk management program to provide a measure of stability to funds flow from operations. Unrealized mark–to–market gains or losses are non-cash adjustments to the fair market value of the contract over its entire term and are included in the calculation of net profit (loss).

Cash Flow from Operating Activities, Funds Flow from Operations, and Net Profit (Loss)

	Three months ended December 31,		Year ended December 31,
($000s, except per share amounts)	2016	2015	2016	2015
Cash flow from operating activities	17,114	42,033	37,546	103,075
Basic ($/share)	0.07	0.22	0.18	0.54
Diluted ($/share)	0.07	0.22	0.18	0.54
Funds flow from operations	8,437	29,653	40,916	109,485
Basic ($/share)	0.03	0.15	0.19	0.57
Diluted ($/share)	0.03	0.15	0.19	0.57
Net profit (loss)	23,085	(356,631)	(26,668)	(444,208)
Basic ($/share)	0.09	(1.86)	(0.12)	(2.31)
Diluted ($/share)	0.09	(1.86)	(0.12)	(2.31)

CAPITAL EXPENDITURES

In 2016 Bellatrix’s strategic priority was focused on maintaining financial strength and liquidity, as well as on profitable resource development. During the three months ended December 31, 2016, Bellatrix invested $24.6 million in exploration and development projects, excluding property acquisitions and dispositions, compared to $16.8 million in the same period in 2015. Bellatrix invested $78.7 million in exploration and development projects, excluding property acquisitions and dispositions during the year ended December 31, 2016, compared to $155.2 million in 2015.

Capital Expenditures

	Three months ended December 31,		Year ended December 31,
($000s)	2016	2015	2016	2015
Lease acquisitions and retention	768	1,736	2,635	5,317
Geological and geophysical	258	14	336	661
Drilling and completion costs	22,994	5,626	62,958	61,454
Facilities and equipment	620	9,399	12,731	96,358
Property transfers – cash	-	-	-	(8,639)
Capital – exploration and development (1)	24,640	16,775	78,660	155,151
Capital – corporate assets (2)	172	153	230	3,440
Property acquisitions	(13)	287	(9)	1,036
Total capital expenditures – cash	24,799	17,215	78,881	159,627
Property dispositions – cash (3)	(105,206)	(5,129)	(299,058)	(15,436)
Total net capital expenditures – cash	(80,407)	12,086	(220,177)	144,191
Property acquisitions – non-cash	-	-	29,178	-
Property disposition – non-cash (4)	(21,309)	-	(21,309)	-
Other – non-cash (5)	(36,224)	2,594	(33,886)	8,613
Total capital expenditures – net (6)	(137,940)	14,680	(246,194)	152,804
(1)	Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.

(2)	Capital - corporate assets includes office leasehold improvements, furniture, fixtures and equipment before recoveries realized from landlord lease inducements.

(3)	Property dispositions – cash does not include transaction costs.

(4)	Property dispositions – non-cash includes marketable securities and loans receivable received on the Pembina and Harmattan asset dispositions. Pursuant to the Pembina asset sale, the Company received 2,171,667 common shares of InPlay Oil. Corp with a fair value of $5 million as at the date of the transaction. The loan receivable consists of the $15 million vendor take back loan (“VTB Loan”) received pursuant to the Harmattan asset sale. The VTB Loan bears interest at 10% per annum and is secured by a first lien charge against the sold assets.

(5)	Other includes non-cash adjustments for the current period’s decommissioning liabilities and share based compensation.

(6)	Total capital expenditures – net is considered to be a non-GAAP measure. Total capital expenditures – net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions and dispositions, adjustments to the Company’s decommissioning liabilities, and share based compensation.

Bellatrix Exploration Ltd.	23

In the fourth quarter of 2016, capital spending on exploration and development activities of $24.6 million was focused primarily on drilling and completing five gross (5.0 net) Spirit River liquids-rich natural gas wells. Average estimated capital costs for drill, complete, equip, and tie-in activity for Spirit River wells drilled in 2016 was $3.8 million, representing a 2% decrease from the comparable period in 2015.

In 2016, capital spending on exploration and development activities of $78.7 million was focused primarily on drilling and completing 19 gross (12.9 net) Spirit River liquids-rich natural gas wells. As well, Bellatrix continues to advance the Phase 2 expansion project of the Alder Flats Plant which is expected to more than double the inlet capacity of the Plant from 110 MMcf/d currently to 230 MMcf/d. The project remains on time and budget, and is scheduled for completion in the first half 2018 at a remaining net estimated cost to Bellatrix of approximately $37.5 million. A portion of these expenditures represent the prepayment made by Keyera Partnership (“Keyera”) related to Phase 2, pursuant to the Alder Flats Plant Sale (as defined below).

Total net capital expenditures in 2016 included non-core asset dispositions and infrastructure monetization asset transactions (detailed below in Dispositions) resulting in net proceeds from dispositions being greater than capital expenditures in the year.

Bellatrix’s Board of Directors has approved a net capital budget of $105 million in 2017. The 2017 capital is expected to be directed towards drilling, completion and tie-in activity, primarily in the Spirit River formation and investment in strategic infrastructure projects, including the Phase 2 expansion project of the Alder Flats Plant.

Business Combination

In the second quarter of 2016, Bellatrix completed a property acquisition of complementary assets within its core Ferrier area for total consideration of $29.2 million, paid through the issuance of 20,547,576 common shares of Bellatrix. The acquired assets consisted of $29.7 million of oil and natural gas properties, the value of which was determined using observable market metrics in addition to $0.5 million of decommissioning liabilities assumed as a result of the acquisition. The acquired assets were originally earned by Grafton under the $250 million joint venture between Bellatrix and Grafton, and consist of Grafton’s interest in 18 gross wells (representing Grafton’s pre-payout interest in such wells) and related lands, rights and interests currently operated by Bellatrix. The acquired assets produced an average of approximately 2,000 boe/d net to Grafton in the month prior to acquisition (79% natural gas weighted). The transaction closed on June 22, 2016.

Dispositions

During the second quarter of 2016, Bellatrix completed a facilities monetization transaction, pursuant to which it sold certain production facilities to a third party midstream company for proceeds of $75 million effective May 3, 2016.

During the third quarter of 2016, Bellatrix further monetized facilities with a $112.5 million disposition of a 35% working interest in the Alder Flats Plant (“Alder Flats Plant Sale”) to Keyera, which includes prepayment by Keyera of 35% of the estimated future construction costs of Phase 2 of the Alder Flats Plant. As part of the transaction, Bellatrix and Keyera entered into a midstream services and governance agreement pursuant to which Bellatrix will have exclusive access to the purchased capacity (approximately 80.5 MMcf/d post commissioning of Phase 2) for a term of 10 years, and will remain the operator of the Alder Flats Plant.  In exchange for exclusive access to the purchased capacity during the term, Keyera will be entitled to receive, on an annual basis, a guaranteed fee calculated with reference to the capital fees that Keyera will otherwise receive in accordance with the terms of the construction, ownership and operation agreement governing the Alder Flats Plant. Following completion of the transaction, Bellatrix retains a 25% interest in the Alder Flats Plant, and has the option to reacquire a 5% interest in the Alder Flats Plant near the end of the final year of the agreement at a cost of $8 million.

During the fourth quarter of 2016, Bellatrix completed two asset dispositions. Firstly, Bellatrix completed the Pembina property sale for total consideration of $47 million, consisting of approximately $42 million in cash and 2,171,667 common shares of the purchaser with a fair value of $5 million at the time of sale. The common shares of the purchaser, InPlay Oil Corp., are listed on the TSX under the symbol IPO. Bellatrix recorded a loss of $26.2 million on the disposition. Secondly, Bellatrix completed the Harmattan property sale for total consideration of $80 million. Pursuant to the Harmattan asset sale, the Company received net cash proceeds of approximately $65 million, and made a $15 million vendor take back loan (“VTB Loan”) to the purchaser. The VTB Loan bears interest at 10% per annum and is secured by a first lien charge against the assets sold.  The terms of the VTB Loan also provide that a minimum of 50% of the net operating income from the assets sold will be earmarked for principal repayment on a quarterly basis, together with accrued interest. The VTB Loan has a 2 year maturity date and no prepayment penalties. The VTB Loan is a loan receivable at December 31, 2016, with an estimate of the current portion of the loan receivable of $6.2 million and $8.8 million as a long term loan receivable. Bellatrix recorded a loss of $147.7 million on the disposition. The net cash proceeds from the Pembina and the Harmattan property sales were used to reduce the Company's outstanding bank debt.

Bellatrix Exploration Ltd.	24

In the three months and year ended December 31, 2016, the Company recognized total net gains on disposition of $2.5 million and $6.7 million, respectively, relating to gains on wells drilled under the Grafton Joint Venture that was terminated in December 2016 (2015: $13.1 million and $33.9 million on wells drilled under the Grafton Joint Venture and the Troika Joint Venture that was terminated in the fourth quarter of 2015) which were completed and tied-in during the quarter as well as adjustments for wells completed and tied in during prior periods. A gain on disposition for each well is recognized to account for the disposal of the pre-payout working interest earned by the joint venture partner on the well, which results from the difference between the percentage of all capital costs contributed for the drilling, completion, equipping and tie-in of the well by the joint venture partner and the pre-payout working interest allocated to the joint venture partner by the Company. The gain on disposition for a well is recognized during the quarter in which the well was completed and tied-in. Under the Grafton Joint Venture, Grafton contributed 82% of the total capital costs required for each well and in return earned 54% of Bellatrix’s WI in each well drilled in the well program until payout.

DECOMMISSIONING LIABILITIES

($000s)	2016	2015
Balance, beginning of year	96,423	88,605
Incurred on development activities	911	2,556
Acquired through business combinations	552	-
Revisions on estimates	(5,219)	3,459
Reversed on dispositions	(31,536)	-
Accretion expense	1,713	1,803
Balance, end of year	62,844	96,423

At December 31, 2016, Bellatrix has recorded decommissioning liabilities of $62.8 million compared to $96.4 million at December 31, 2015, for future abandonment and reclamation of the Company’s properties. During the year ended December 31, 2016, decommissioning liabilities decreased by $31.5 million as a result of dispositions in the 2016 period and $5.2 million resulting from changes in estimates, partially offset by an increase of $0.9 million as a result of $78.7 million incurred in relation to development activities, $0.5 million as a result of acquisitions in the period and $1.7 million as a result of charges for the unwinding of discount rates used for assessing liability fair values. The $5.2 million decrease in decommissioning liabilities between December 31, 2016 and December 31, 2015 resulting from revisions on estimates were primarily due to increased market interest rates which increases the discount rates applied to the valuation of the liabilities. In addition, changes to estimates also resulted from the revisions to timing and amounts of future decommissioning cash flows for certain wells and facilities made to better reflect anticipated abandonment timelines and future cash outlays.

DEBT

Bank Debt

At December 31, 2016, the Company had $19.1 million outstanding under the its syndicated revolving credit facilities (the “Credit Facilities”) at a weighted average interest rate of 4.45%. The Company completed its November 30, 2016 semi-annual borrowing base redetermination on November 7, 2016, concurrent with the closing of the Pembina property sale. Pursuant to the redetermination, the total commitments under the Credit Facilities were set at $130 million. On December 21, 2016, following the completion of the $80 million Harmattan property sale and the application of the net proceeds therefrom, the borrowing base under the Company’s Credit Facilities was redetermined at $100 million. The Company’s Credit Facilities are available on an extendible revolving term basis and consist of a $20 million operating facility provided by a Canadian bank and an $80 million syndicated facility provided by nine financial institutions, subject to a borrowing base test.

Bellatrix Exploration Ltd.	25

The Credit Facilities have a maturity date, and are fully revolving until, October 1, 2017, which maturity date may be further extended for a period of up to three years with the consent of the lenders. Should the Credit Facilities not be extended, the outstanding balance is due upon maturity. The borrowing base is subject to redetermination on or before May 31, 2017 prior to maturity.

Amounts borrowed under the Credit Facilities bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 0.8% and 4.75%, depending on the type of borrowing and the Company's consolidated Senior Debt to consolidated EBITDA ratio (both as defined herein). A standby fee is charged between 0.405% to 1.06875% on the undrawn portion of the Credit Facilities, depending on the Company's consolidated Senior Debt to consolidated EBITDA ratio. Amounts outstanding under the Credit Facilities are secured by a $1.0 billion debenture containing a first ranking charge and security interest. Bellatrix has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.

The agreement governing the Credit Facilities contains market standard terms and conditions, and includes, for instance, restrictions on asset dispositions and hedging. Generally, dispositions of properties to which the Company is given lending value, in the determination of the borrowing base, require lender approval if the net present value at 10% attributed to all properties sold in a fiscal year exceeds 5% of the borrowing base in effect at the time of such disposition. However, the agreement governing the Credit Facilities also provides that, at any time when there is a borrowing base shortfall, the value of the properties being sold or disposed cannot exceed $5 million in aggregate in any fiscal year without approval of a majority of lenders. In addition, asset dispositions are generally not permitted unless there would be no borrowing base shortfall as a result of such properties being sold. Commodity risk management transactions must not be done for speculative purposes. The term of any contract for commodity swaps cannot exceed 3 years. The aggregate amount hedged under all oil and gas commodity swaps cannot exceed 70% of the Company’s average daily sales volume for the first year of a rolling 3 year period, 60% for the second year of such period or 50% for the third year of such period, with the average daily sales volume being based on the Company’s production for the previous fiscal quarter. The aggregate amount hedged under all interest rate swaps, relating to unsecured note debt, cannot exceed the outstanding principal amount of any unsecured note debt or have a term exceeding the remaining term of the unsecured note debt. For interest rate swaps, unrelated to any unsecured note debt, the aggregate amount hedged cannot exceed 60% of the amount of the commitment under the Credit Facilities or exceed a term of three years. The aggregate amount hedged under all exchange rate swaps, relating to unsecured note debt, cannot exceed the outstanding principal amount of any unsecured note debt or have a term exceeding the remaining term of the unsecured note debt.

As at December 31, 2016, total outstanding letters of credit were $13.1 million which reduced the amount otherwise available to be drawn under the Credit Facilities.

A copy of the agreement governing the Credit Facilities has been filed with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov).

Bellatrix Exploration Ltd.	26

Convertible Debentures

At December 31, 2016 Bellatrix had outstanding $50 million principal amount of 6.75% convertible unsecured subordinated debentures (the “Convertible Debentures”). The Convertible Debentures are governed by the terms of an indenture dated August 9, 2016 between the Company and Computershare Trust Company of Canada (the “Debenture Indenture”), which has been filed with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and the SEC website (www.sec.gov). The Convertible Debentures bear interest at a rate of 6.75% per annum, payable semiannually in arrears on September 30 and March 31 of each year. The maturity date of the Convertible Debentures is September 30, 2021 (the “Maturity Date”). Each $1,000 principal amount of Convertible Debenture is convertible at the option of the holder into approximately 617.2840 common shares of Bellatrix (representing a conversion price of $1.62) prior to 5:00 p.m. (Calgary time) on the earlier of: (i) the last business day immediately prior to the Maturity Date, (ii) the last business day immediately preceding any Redemption Date (as defined in the Debenture Indenture), and (iii) if called for repurchase pursuant to a mandatory repurchase as a result of a Change of Control (as defined in the Debenture Indenture) on the last business day preceding the date of payment. The Convertible Debentures are not redeemable prior to September 30, 2019, except in limited circumstances following a Change of Control. On and after September 30, 2019 and up to and including September 30, 2020, the Convertible Debentures may be redeemed in whole or in part from time to time at the Company’s option, on not more than 60 days’ and not less than 30 days’ prior written notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the common shares on the TSX for the 20 consecutive trading days preceding the date on which the notice of redemption is given is not less than 125% of the conversion price. On or after September 30, 2020 and prior to the Maturity Date, the Convertible Debentures may be redeemed in whole or in part from time to time at the Company’s option, on not more than 60 days notice, at a price equal to their principal amount plus accrued and unpaid interest. The Convertible Debentures are direct, subordinated unsecured obligations of the Company, subordinated to the Credit Facilities, the Senior Notes and any other senior indebtedness.

On a redemption date or on the Maturity Date, as applicable, subject to required regulatory approvals and provided that no Event of Default (as defined in the Debenture Indenture) has occurred and is continuing, Bellatrix may, at its option, on not more than 60 days' and not less than 40 days' prior notice, elect to satisfy its obligation to repay, in whole or in part, the principal amount of the Convertible Debentures which are to be redeemed or which will mature by issuing and delivering freely tradable common shares of the Company to the holders of the Convertible Debentures. Payment for such Convertible Debentures subject to the election would be satisfied by delivering that number of common shares obtained by dividing the principal amount of the Convertible Debentures subject to the election which are to be redeemed or which will mature by 95% of the current market price of the common shares on such redemption date or Maturity Date, as applicable. Any accrued and unpaid interest will be paid in cash.

Senior Notes

The Company has US$250 million of 8.50% senior unsecured notes maturing May 15, 2020 (the “Senior Notes”) all of which remained outstanding as at December 31, 2016. Interest is payable on the Senior Notes semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part, commencing on May 15, 2017 at specified redemption prices. The Senior Notes are redeemable at the following redemption prices (expressed as a percentage of the principal amount of the Senior Notes): May 15, 2017 to May 14, 2018 at 104.250%, May 15, 2018 to May 14, 2019 at 102.125%, May 15, 2019 and thereafter at 100.000%.  Prior to May 15, 2017, some or all of the Senior Notes may be redeemed at a price equal to 100% of the principal amount plus a make-whole premium. Additionally, up to 35% of the Senior Notes may be redeemed prior to May 15, 2017 at a redemption price equal to 108.500%, with an amount of cash not greater than the net cash proceeds of certain equity offerings. The Senior Notes are carried at amortized cost, net of debt issuance costs of $7.7 million, which accrete up to the principal balance at maturity using the effective interest rate of 9.6%. The Senior Notes were initially recognized at fair value, net of debt issue costs, and have subsequently been carried at amortized cost.

Bellatrix Exploration Ltd.	27

($000s)	Amount
Balance, December 31, 2014	-
Issuance of Senior Notes	299,308
Unrealized foreign exchange loss	38,940
Amortization of discount and debt issue costs	1,442
339,690
Debt issue costs	(7,666)
Balance, December 31, 2015	332,024
Unrealized foreign exchange gain (1) (2)	(9,879)
Amortization of discount and debt issue costs	2,601
324,746
Debt issue costs	(55)
Balance, December 31, 2016	324,691

(1) Exchange rate (CDN$/US$1.00) at December 31, 2016 was 1.3427.

(2) Amount does not include unrealized loss on foreign exchange contracts of $2.0 million.

Covenants

The agreement governing the Credit Facilities contains one financial covenant (referred to above as the Senior Debt Covenant), which requires that the Company will not permit its ratio of outstanding Senior Debt to EBITDA, as defined by the terms of the agreement governing the Credit Facilities and adjusted for non-cash charges, for a trailing 12-month period to exceed a specified amount. Specifically, the Senior Debt Covenant requires that the Company maintain a Senior Debt to EBITDA ratio of not more than 3.5 times for the fiscal quarters ending on or before March 31, 2017. Commencing with the second quarter of 2017, the maximum Senior Debt to EBITDA ratio reduces to 3.0 times (3.5 times for the two fiscal quarters immediately following a material acquisition). Senior Debt is defined as all debt of the borrower, including outstanding letters of credit, bank debt, finance lease obligations, deferred lease inducements, deferred financing obligations, deferred capital obligations and net working capital deficiency. Excluded from the calculation of Senior Debt is subordinated debt such as the Senior Notes, Convertible Debentures (liability component), decommissioning liabilities and deferred tax liability. EBITDA is defined as consolidated earnings before interest, taxes, depletion, depreciation and amortization. As at December 31, 2016, the Company was in compliance with the Senior Debt Covenant with a Senior Debt to EBITDA ratio of 1.57 times.

The indenture governing the Senior Notes (the “Note Indenture”) does not contain any maintenance financial covenants but does contain an incurrence-based minimum fixed charge coverage ratio covenant which, if not met, limits the Company’s ability to incur additional indebtedness beyond its existing Senior Notes and its Credit Facilities.

The following table lists the covenant under the Credit Facilities and Senior Notes and the Company’s compliance therewith, as at December 31, 2016:

	Covenants as at December 31, 2016	Position at December 31, 2016
Credit Facilities – Senior Debt Covenant	Maximum Ratio
Senior Debt (1) to EBITDA (2) for the last four fiscal quarters	3.50x	1.57x

Senior Notes – Incurrence Covenant	Minimum Ratio
Fixed charge coverage (3)	2.25x	1.65x

(1) “Senior Debt” is defined as Consolidated Total Debt, excluding any unsecured or subordinated debt (Senior Notes and Convertible Debentures (liability component)). “Consolidated Total Debt” is defined as determined on a consolidated basis in accordance with GAAP and without duplication, all Debt of the Borrower. The Company’s calculation of Consolidated Total Debt excludes decommissioning liabilities and deferred tax liability. The calculation includes outstanding letters of credit, bank debt, finance lease obligations, deferred lease inducements, deferred capital obligations, deferred financing obligations and net working capital deficiency, calculated as working capital deficiency excluding current risk management contract assets and liabilities. Senior Debt at December 31, 2016 was $96.1 million.

(2) “EBITDA” refers to earnings before interest, taxes, depletion, depreciation and amortization. EBITDA is calculated based on terms and definitions set out in the Credit Agreement which adjusts net income (loss) for financing costs, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis. EBITDA for the trailing twelve months ended December 31, 2016 was $61.1 million.

Bellatrix Exploration Ltd.	28

(3) Fixed charge coverage is computed as the ratio of fixed charges (as defined in the indenture governing the Senior Notes fixed charges generally includes interest expense plus paid or accrued dividends, if any) to trailing twelve month consolidated cash flow (as defined in the indenture governing the Senior Notes, consolidated cash flow includes the consolidated net profit (loss) and adds back unrealized foreign exchange, provision for taxes, fixed charges, depletion, and various other non-recurring expenses and charges).  For the trailing twelve months ended December 31, 2016, fixed charges were $41.2 million and consolidated cash flow was $67.9 million.

Bellatrix currently has commitments associated with the Credit Facilities outlined above and the commitments outlined under the “Commitments” section.

LIQUIDITY AND CAPITAL RESOURCES

As an oil and gas company, Bellatrix has a declining asset base and therefore relies on ongoing development and acquisitions to replace production and add additional reserves. Future oil and natural gas production and reserves are highly dependent on the success of exploiting the Company’s existing asset base and in identifying or acquiring additional reserves. To the extent Bellatrix is successful or unsuccessful in these activities, cash flow could be increased or decreased. In addition, the Company’s cash flow depends on a number of factors, including commodity prices, production and sales volumes, production expenses, taxes, and royalties.

Bellatrix remains highly focused on key business objectives of maintaining financial strength and liquidity, and optimizing capital investments in the current low commodity price environment. Bellatrix expects to be able to fund its 2017 capital program by reinvesting cash flow. In January 2017, Bellatrix’s Board of Directors approved a 2017 net capital budget of $105 million. Bellatrix continually monitors its capital spending program in light of prevailing commodity prices and the United States/Canadian dollar exchange rate with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations with funds flow from operations and borrowings under its Credit Facilities, as necessary.

In addition to cash flow from operations, the Company’s other main source of liquidity is its Credit Facilities. At December 31, 2016, the Company had $19.1 million outstanding under the Company’s Credit Facilities (excluding letters of credit) at a weighted average interest rate of 4.45%.

At December 31, 2016, the borrowing base under the Company’s Credit Facilities was $100 million, comprised of a $20 million operating facility and an $80 million syndicated facility, providing the Company with approximately $80 million of available liquidity (excluding outstanding letters of credit). The revolving reserves based Credit Facilities are reviewed semi-annually by the lenders thereunder, as outlined in ‘Bank Debt’ above.

In addition to the semi-annual borrowing base redeterminations, the Credit Facilities incorporate the Senior Debt Covenant (as discussed above) which also has the ability to effectively limit the Company’s maximum drawings permitted under the Credit Facilities. As at December 31, 2016, the Company’s trailing twelve-month EBITDA was $61.1 million and Senior Debt was $96.1 million, resulting in a Senior Debt to EBITDA ratio of 1.57 times.

In October 2016, Bellatrix issued 8,474,576 common shares on a “flow-through” basis in respect of Canadian Development Expenses (“CDE”) at a price of $1.18 per share resulting in gross proceeds of $10 million. Proceeds were used to partially finance the Company’s drilling and complete expenditures during the remainder of 2016.

Total net debt at December 31, 2016 includes bank debt, long term loans receivable, Convertible Debentures (liability component), Senior Notes, and the net balance of an adjusted working capital deficiency of $23.7 million. Total net debt excludes unrealized risk management contract assets and liabilities, deferred taxes, other deferred liabilities, deferred capital obligation and decommissioning liabilities.

Total net debt levels of $396.2 million at December 31, 2016 decreased by $321.4 million from $717.6 million at December 31, 2015. The reduction in total net debt reflects a decrease of $7.3 million to the Senior Notes, resulting from an unrealized foreign exchange gain in the year ended 2016, and a decrease of $351.5 million to the bank debt and adjusted working capital deficiency mainly attributable to the $187.5 million in proceeds on the disposition of certain production facilities and the Alder Flats Plant Sale, the issuance of common shares and Convertible Debentures in August 2016 for a combined gross proceeds of $80.0 million, and $107.0 million in cash proceeds ($127.0 million total proceeds including VTB loans and marketable securities) on non-core asset dispositions in the fourth quarter of 2016. The total net debt was partially offset by the issuance of Convertible Debentures in the third quarter of 2016 which have a liability component of $37.4 million.

Bellatrix Exploration Ltd.	29

Debt to Funds Flow from Operations Ratio
	Year ended December 31,
($000s, except where noted)	2016	2015

Shareholders’ equity	863,418	810,572

Current bank debt	19,143	-
Bank debt	-	340,743
Loans receivable (long term)	(8,775)	-
Adjusted working capital deficiency (1)	23,716	44,878
Subtotal	34,084	385,621
Senior Notes (mature May 15, 2020) (2)	324,691	332,024
Net debt (1)	358,775	717,645
Convertible Debentures (liability component)	37,420	-
Total net debt (1) at year end	396,195	717,645

Debt to funds flow from operations ratio (annualized) (3) (4)
Funds flow from operations (4) (annualized)	33,748	118,612
Net debt (1) to periods funds flow from operations ratio (annualized) (3)	10.6x	6.1x
Total net debt to periods funds flow from operations ratio (annualized) (3)	11.7x	6.1x

Debt to funds flow from operations ratio (4)
Funds flow from operations for the year (4)	40,916	109,485
Net debt (1) to funds flow from operations ratio (4) for the year	8.8x	6.6x
Total net debt (1) to funds flow from operations ratio (4) for the year	9.7x	6.6x

(1) Net debt and total net debt as presented do not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes other deferred liabilities, deferred capital obligation, long-term risk management contract liabilities, decommissioning liabilities, and the deferred tax liability. Total net debt includes the adjusted working capital deficiency, Convertible Debentures (liability component), current bank debt, long term loan receivable and Senior Notes. The adjusted working capital deficiency as presented does not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. The Company calculated adjusted working capital deficiency as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of deferred capital obligation and the current portion of bank debt. Net debt excludes the liability component of Convertible Debentures that is included in total net debt.

(2) For the year ended December 31, 2016, includes unrealized foreign exchange gain of $9.9 million (2015: $38.9 million) and does not include an unrealized gain of $2.0 million (2015: $2.5 million) on foreign exchange contracts.

(3) For the years ended December 31, 2016 and 2015, total net debt to period’s funds flow from operations ratio (annualized) is calculated based upon fourth quarter funds flow from operations annualized.

(4) Funds flow from operations as presented do not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred, and transaction costs.

As at December 31, 2016 the Company’s ratio of total net debt to annualized funds flow from operations (based on fourth quarter funds flow from operations) was 11.7 times. The total net debt to annualized funds flow from operations ratio as at December 31, 2016 increased from that at December 31, 2015 of 6.1 times primarily due to a decrease in funds flow from operations resulting due to the continued decline in commodity prices and decreased sales volumes in the period. The Company continues to preserve liquidity through the priority use of funds flow from operations.

On August 5, 2016 Bellatrix received a continued listing standards notice from the NYSE because the average closing price of Bellatrix's common shares had been less than US$1.00 per share over a period of 30 consecutive trading days. In accordance with NYSE rules, and because the Company would be required to obtain shareholder approval for a potential corporate action to cure the price deficiency (specifically a reverse stock split), the cure period has been extended to the Company’s upcoming annual shareholder meeting (the “2017 AGM”), currently scheduled for May 17, 2017. Bellatrix can regain compliance with the minimum share price requirement if the Company's common shares have a closing share price of at least US$1.00 on the last trading day of any calendar month and also have an average closing share price of at least US$1.00 over the 30 trading-day period ending on the last trading day of that month. At Bellatrix's 2017 AGM, shareholders may be asked to consider a potential reverse stock split as a means of curing the NYSE price deficiency. As is customary, Bellatrix's Board of Directors will provide notice of the 2017 AGM including matters proposed and put forth for consideration in advance of such meeting. There can be no assurance that Bellatrix’s Board of Directors will recommend a reverse stock split in connection with the 2017 AGM, or if recommended, that such proposal will receive the requisite number of votes at the 2017 AGM. Bellatrix's common shares are expected to continue to trade, unaffected, on the NYSE during this cure period, but if the Bellatrix Board of Directors does not recommend a reverse stock split in connection with the 2017 AGM, or if such a recommended is made but not approved by the requisite shareholder vote, it is likely that Bellatrix’s common shares will be delisted from the NYSE unless Bellatrix otherwise cures the price deficiency as described above.

Bellatrix Exploration Ltd.	30

Liquidity Risk

Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt, and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its Credit Facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows to ensure compliance with the Credit Facilities Senior Debt Covenant described above and the ability to repay the Credit Facilities at maturity on October 1, 2017. The borrowing base under the Company’s Credit Facilities is $100 million providing the Company with approximately $80 million of available liquidity (excluding outstanding letters of credit). Should the Credit Facilities not be extended, Bellatrix would be required to repay the outstanding balance on October 1, 2017. Bellatrix holds $4.3 million in marketable securities and $15 million in loans receivable that could be liquidated in order to repay all or a portion of bank indebtedness. Capital spending could be reduced in order to use cash flow from operations to repay the bank debt or the Company could seek other sources of capital including, but not limited to, obtaining a new bank credit facility.

Future liquidity depends primarily on cash flow generated from operations, availability under the Credit Facilities and Bellatrix’s ability to comply with the Senior Debt Covenant and other covenants contained therein, and the ability to access debt and equity markets.

Bellatrix also has Senior Notes and Convertible Debentures outstanding with fixed interest rates (as outlined in above in ‘Senior Notes’ and ‘Convertible Debentures’), which mature on May 15, 2020 and September 30, 2021, respectively. The Company also mitigates liquidity risk by maintaining an insurance program to minimize exposure to insurable losses.

From time to time, the Company accesses capital markets to meet its additional financing needs and to maintain flexibility in funding its capital programs. As at December 31, 2016, the Company has the ability to offer to sell up to an additional $470.8 million in securities under its $500 million Shelf Prospectus, which expires on June 30, 2018.

There can be no assurance that future debt or equity financing, additional credit under the Credit Facilities, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Bellatrix.

As at March 14, 2017, Bellatrix had outstanding a total of 10,355,433 options at an average exercise price of $3.71 per share and had 246,585,828 common shares outstanding. During the year, the shareholders and the TSX approved the issuance of common shares on settlement of RAs and PAs under the Award Plan. As a result, awards under the Award Plan may be settled in cash, in common shares of the Company, or a combination thereof. In the case of PAs, settlement is subject to a “payout multiplier” (the payout multiplier shall be based on such corporate performance measures as determined by the Board of Directors (or the Compensation Committee) of the Company and may range between zero and two times.

In addition, as at March 14, 2017, there was $50 million principal amount of Convertible Debentures outstanding which are convertible into common shares of the Company at a price of $1.62 per share (representing a conversion rate of approximately 617.2840 Common Shares per $1,000 principal amount of Convertible Debentures and subject to certain adjustments as set out in the Debenture Indenture (as defined above) at the option of the holder. If the full principal amount of Convertible Debentures was converted it would result in the issuance of approximately 30,864,200 common shares. In addition, the Company may elect to issue common shares of the Company to satisfy the obligation to repay, in whole or in part, the principal amount of the Convertible Debentures upon redemption or maturity of the Convertible Debentures (any accrued and unpaid interest on such redemption or maturity will be paid in cash). The exact number of common shares of the Company that may be issuable on redemption or maturity is not readily determinable as such number will be determined by dividing the principal amount of the Convertible Debentures subject to the election which are to be redeemed or will mature by 95% of the current market price of the common shares on the redemption date or maturity date, as applicable.

Bellatrix Exploration Ltd.	31

Credit Risk

Credit risk is the risk of financial loss to Bellatrix if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Bellatrix’s trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties.

A substantial portion of Bellatrix’s accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Bellatrix currently sells substantially all of its production to ten primary purchasers under standard industry sale and payment terms. The most significant 60 day exposure to a single counterparty is approximately $13.5 million. Purchasers of Bellatrix’s natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. Bellatrix has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in Bellatrix mitigating its exposures to certain counterparties by obtaining financial assurances or reducing credit where it is deemed warranted and permitted under contractual terms.

Bellatrix may be exposed to third party credit risk through its contractual arrangements with its current or future partners and joint venture partners, marketers of its petroleum and natural gas production, derivative counterparties and other parties. In the event such entities fail to meet their contractual obligations to Bellatrix, such failures may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner’s willingness to participate in Bellatrix’s ongoing capital program, potentially delaying the program and the results of such program until Bellatrix finds a suitable alternative partner.

COMMITMENTS

In December 2016, Bellatrix and Grafton terminated the remainder of the development program under the Grafton Joint Venture. As a result, Bellatrix and Grafton have no further obligation to drill additional wells thereunder. The parties continue to have working interest ownership in existing wells related to the executed capital program.

Bellatrix and CNOR, a non-operated oil and gas company managed by Grafton Asset Management Inc., formed the CNOR Joint Venture in 2014. Through the joint venture, CNOR has committed $250 million in capital towards future accelerated development of a portion of Bellatrix's undeveloped land holdings. On September 29, 2016, the parties amended the terms of the CNOR Joint venture to extend the funding period to December 31, 2020, and as a result Bellatrix is now required to propose a joint development plan on or before October 1, 2017, with the expectation that the funds will be primarily spent between the years 2018 through 2020. Bellatrix is not currently subject to any formal well or cost commitments in relation to the CNOR Joint Venture.

Bellatrix Exploration Ltd.	32

The Company had the following liabilities as at December 31, 2016:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities (1)	77,334	77,334	-	-	-
Advances from joint venture partners	1,361	1,361	-	-	-
Bank debt – principal (2)	19,143	19,143	-	-	-
Convertible Debentures (liability component)	37,420	-	-	37,420	-
Senior Notes (3)	324,691	-	-	324,691	-
Decommissioning liabilities (4)	62,844	-	2,357	7,109	53,378
Deferred capital obligation (5)	21,890	18,165	3,725	-	-
Deferred financing obligation (5)	7,525	6,020	1,505	-	-
Finance lease obligation	8,429	1,538	1,645	938	4,308
Total	560,637	123,561	9,232	370,158	57,686

(1) Includes $1.1 million of accrued interest payable in relation to the Credit Facilities and $3.6 million related to interest on the Senior Notes is included in Accounts Payable and Accrued Liabilities.

(2) Bank debt is based on a three year facility, fully revolving until maturity, and extendable annually at the Company’s option (subject to lender approval), provided that the term after any extension would not be more than three years. Interest due on the Credit Facilities is calculated based upon floating rates. At December 31, 2016, the borrowing base under the Company’s Credit Facilities was $100 million comprised of a $20 million operating facility provided by a Canadian bank and an $80 million syndicated facility provided by nine financial institutions, subject to a borrowing base test. The maturity date of the Credit Facilities is October 1, 2017, and may be further extended for a period not to exceed 3 years (subject to lender approval).

(3) Senior Notes mature on May 15, 2020, but may be redeemed by Bellatrix at any time on or after May 15, 2017 at specific redemption prices.

(4) Amounts represent the inflated, discounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company’s properties (between 2017 and 2065).

(5) Pursuant to the Alder Flats Plant Sale, Bellatrix recognized a deferred capital obligation and a deferred financing obligation as part of the disposition.

Off-Balance Sheet Arrangements

The Company has certain fixed-term lease agreements, primarily compressor and office space leases, which were entered into in the normal course of operations. During 2016, Bellatrix completed a sale and leaseback of certain production facilities to a third party midstream company. Bellatrix maintains operatorship and preferential access to the facilities for its operated production volumes and retains, at its sole discretion, the option to repurchase the facilities at any time during the agreement period. Pursuant to the agreement, Bellatrix will pay an annual rental fee over the duration of the eight year term of the agreement.

All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses, depending on the nature of the lease. The lease agreements for office space do not currently provide for early termination. No asset or liability value has been assigned to these leases in the balance sheet as of December 31, 2016.

The Company’s contractual obligations and commitments as at December 31, 2016 were as follows:

($000s)	1 Year	2-3 Years	4-5 Years	More than 5 years	Total
Operating leases (1)	$14,090	$25,142	$18,185	$12,055	$69,472

(1) Operating leases is comprised of the Company’s commitment for office space, net of recoveries and gross operating leases for field equipment and vehicles. The Company is committed to payments under fixed term operating leases for office space which do not currently provide for early termination.

During 2016, Bellatrix completed the Alder Flats Plant Sale transaction. As part of the transaction, Bellatrix and Keyera entered into a midstream services and governance agreement pursuant to which Bellatrix will have exclusive access to the purchased capacity (approximately 80.5 MMcf/d post commissioning of Phase 2) for a term of 10 years, and will remain the operator of the Alder Flats Plant.  In exchange for exclusive access to the purchased capacity during the term, Keyera will be entitled to receive, on an annual basis, a guaranteed fee calculated with reference to the capital fees that Keyera will otherwise receive in accordance with the terms of the construction, ownership and operation agreement governing the Alder Flats Plant.

Bellatrix Exploration Ltd.	33

2016 OPERATIONAL PERFORMANCE

Bellatrix delivered strong operational momentum and performance in 2016. Full year average annual production of 35,677 boe/d (72% natural gas weighted) was in line with the Company’s guidance range notwithstanding weather related delays to field operations in the fourth quarter and the impact to volumes associated with the non-core Harmattan and Pembina asset dispositions completed in the fourth quarter. Bellatrix’s production and marketing groups actively mitigated system wide curtailments of take away capacity on the NGTL system and the impact of unplanned third party plant downtime during the year. Full year exploration and development net capital spending of $78.7 million was within 2% of guidance of $77 million.

Full year production expenses averaged $8.70/boe, slightly above guidance of $8.50/boe. The modest increase in production expenses was primarily attributable to the fixed cost structure associated with the facilities monetization transactions combined with a decrease in volumes over the period but was mitigated by cash cost savings delivered through operational optimization and cost suppression initiatives.

2016 Actual Performance versus Guidance

	2016 Results	2016 Guidance	Actual Versus Guidance
Average daily production (boe/d)
Low range	35,677	35,500	-
High range	35,677	36,500	-2%
Average product mix
Crude oil, condensate and NGLs (%)	28	27	+1%
Natural gas (%)	72	73	-1%
Net capital spending ($ millions) (1)	79	77	+2%
Expenses ($/boe)
Production	8.70	8.50	+2%

(1) Capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions and dispositions.

(2) Production expenses before net processing revenue/fees.

BUSINESS PROSPECTS AND 2017 OUTLOOK

In January 2017, Bellatrix announced a three year strategic outlook and development plan, including a return to profitable growth. The Company’s plans are supported by an active risk management program designed to mitigate the impact of commodity price volatility. Our focused capital investment into high rate of return drilling projects and near term infrastructure investments that deliver high value liquids extraction capability and production expense reductions, provide the foundational support to execute on our three year development plan.

In 2017, Bellatrix plans to expand its drilling efforts across our core west central Alberta acreage including expanded development of the Spirit River formation in the Willesden Green area, following on our success in the Ferrier area. With the improvement in oil and natural gas liquids pricing relative to 2016, a number of Cardium opportunities begin to compete for capital investment. Our first half capital program includes one gas weighted Cardium well in the Ferrier area, and one oil weighted Cardium well in the Alder Flats area. With the completion of joint venture programs, Bellatrix has strategically reviewed its drilling program to optimize capital investment, forecast rates of return, and long term net asset value and reserve growth potential. Bellatrix maintains a balanced portfolio of natural gas and oil weighted investment opportunities and at current commodity prices remains focused on development of the Spirit River liquids-rich natural gas play which is expected to provide the value enhancing growth platform for the Company in its three year development plan, with the Cardium oil weighted opportunities providing additional value as we move through the commodity price cycle.

With two rigs currently operating, Bellatrix remains well positioned to execute on its 2017 budget with approximately 50% of the total $105 million capital budget allocated to the first half of 2017. Production volumes are expected to grow over the course of the year, resulting in exit 2016 to exit 2017 growth of 10% to 15%. Following the conclusion of the joint venture programs in 2015 and 2016, Bellatrix intends on honing in on organic, high working interest, and highly profitable development drilling opportunities. In 2017, the Company plans to drill approximately 19 net wells at an average working interest of approximately 80%, which is up significantly from the average working interest of 68% completed in the 2016 drill program.

Bellatrix Exploration Ltd.	34

Bellatrix continues to protect its long term strategic plan through an active hedging program, with approximately 66% of forecast gross natural gas volumes in 2017 hedged at an average fixed price of approximately $3.36/mcf (based on the mid-point of 2017 average gross production guidance of 33,500 boe/d; 76% natural gas weighted). In addition, Bellatrix has secured meaningful 2018 risk management protection with a total of 65.6 MMcf/d of 2018 natural gas volumes hedged at an average fixed price of approximately $3.08/mcf; this represents approximately 43% of volumes compared to the mid-point of 2017 full year average guidance. Finally, stronger propane prices in early 2017 provided an attractive opportunity for Bellatrix to hedge 1,500 bbl/d of propane volumes at an average price of 51% of WTI light oil prices from February through December of 2017, and 1,000 bbl/d of propane volumes at an average price of 47% of WTI light oil prices in 2018, both meaningfully above long term historical averages. Bellatrix’s hedging program is part of its overall risk management strategy focused on providing reduced commodity price volatility and greater assurance over future revenue and cash flows which help drive the capital and reinvestment decisions within our business.

Reaffirmed 2017 Guidance

Operational execution remains paramount as the Company embarks on delivering its 2017 objectives including 10% to 15% forecast production growth. The 2017 guidance table below is unchanged from the initial guidance metrics announced January 5, 2017.

2017 Guidance
Production (boe/d)
2017 Exit production	35,000
2017 Average daily production	33,500
Average product mix
Natural gas (%)	76
Crude oil, condensate and NGLs (%)	24
Net capital expenditures ($ millions) (1)	$105
Production expense ($/boe) (2)	$9.00

(1) Net capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions and dispositions. Net capital spending also excludes the previously received prepayment portion of Bellatrix’s partners 35% share of the cost of construction of Phase 2 of the Alder Flats Plant during calendar 2017.

(2) Production expenses before net processing revenue/fees

The culmination of transactions and deleveraging activities in 2016 has strategically repositioned the Company to grow production, cash flow, and value in 2017 and beyond. Management is focused on executing on our sustainable growth strategy and delivering enhanced value for our shareholders.

FINANCIAL REPORTING UPDATE

Future Accounting Pronouncements

The following pronouncements from the International Accounting Standards Board (“IASB”) are applicable to Bellatrix and will become effective for future reporting periods, but have not yet been adopted:

IFRS 9 - “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. This standard is effective for annual periods beginning on or after January 1, 2018 with different transitional arrangements depending on the date of initial application. Bellatrix does not currently apply hedge accounting to its financial instrument contacts and does not currently intend to apply hedge accounting to any of its financial instrument contracts upon adoption of IFRS 9.

Bellatrix Exploration Ltd.	35

IFRS 15 - “Revenue from Contracts with Customers”, which provides a five-step model to be applied to all contracts formed with customers. The standard specifies when an entity will recognize revenue and provides guidance regarding disclosures relating to revenue recognition. IFRS 15 is required to be adopted either retrospectively or using a modified transition approach for fiscal years beginning on or after January 1, 2018. Bellatrix intends to adopt IFRS 15 on a retrospective basis on January 1, 2018. Bellatrix is currently in the process of identifying underlying revenue contracts with customers to determine the impact, if any, that the adoption of IFRS 15 will have on its financial statements.

IFRS 16 - "Leases”, replaces IAS 17 Leases. For lessees applying IFRS 16, a single recognition and measurement model for leases would apply, with required recognition of assets and liabilities for most leases. The standard will come into effect for annual periods beginning on or after January 1, 2019, with earlier adoption permitted if the entity is also applying IFRS 15 Revenue from Contracts with Customers. The extent of the impact of the adoption of IFRS 16 has not yet been determined.

BUSINESS RISKS AND UNCERTAINTIES

Bellatrix's production and exploration activities are concentrated in the Western Canadian Sedimentary Basin, where activity is highly competitive and includes a variety of different sized companies ranging from smaller junior producers to the much larger integrated petroleum companies.

Bellatrix is subject to the various types of business risks and uncertainties including:

•	financial risks, which includes commodity price risk, counterparty risks and risks related to the Company's financing arrangements;

•	finding and developing oil and natural gas reserves at economic costs; and

•	operational risks such as risks related to health and safety, transportation and processing restrictions, project execution and the environment.

A description of the risk factors and uncertainties affecting Bellatrix can be found under the heading "Forward Looking Statements" and a full discussion of the material risk factors affecting Bellatrix can be found in the Company’s annual information form and Form 40-F for the year ended December 31, 2016, which may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bellatrixexploration.com).

The following explains how material risks and uncertainties impact Bellatrix’s business:

Prices, Markets and Marketing

Numerous factors beyond the Company's control do, and will continue to affect the marketability and price of oil and natural gas acquired or discovered by the Company. The Company's ability to market its oil and natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets or contract for the delivery of crude oil by rail. Deliverability uncertainties related to the distance the Company's reserves are from pipelines, railway lines, processing and storage facilities, operational problems affecting pipelines, and facilities as well as government regulation relating to prices, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business may also affect the Company.

Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors beyond the control of the Company. These factors include economic conditions, in the United States, Canada, Europe, China and emerging markets, the actions of OPEC, governmental regulation, political stability in the Middle East, Northern Africa and elsewhere, the foreign supply and demand of oil and natural gas, risks of supply disruption, the price of foreign imports and the availability of alternative fuel sources. Prices for oil and natural gas are also subject to the availability of foreign markets and the Company's ability to access such markets. Oil prices are expected to remain volatile and may decline in the near future as a result of global excess supply due to the increased growth of shale oil production in the United States, the decline in global demand for exported crude oil commodities, and OPEC's recent decisions pertaining to the oil production of OPEC member countries, among other factors. A material decline in prices could result in a reduction of the Company's net production revenue. The economics of producing from some wells may change because of lower prices, which could result in reduced production of oil or natural gas and a reduction in the volumes and the value of the Company's reserves. The Company might also elect not to produce from certain wells at lower prices.

Bellatrix Exploration Ltd.	36

All these factors could result in a material decrease in the Company's expected net production revenue and a reduction in its oil and natural gas acquisition, development and exploration activities. Any substantial and extended decline in the price of oil and natural gas would have an adverse effect on the Company's carrying value of its reserves, borrowing capacity, revenues, profitability and cash flows from operations and may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Oil and natural gas prices are expected to remain volatile for the near future because of market uncertainties over the supply and the demand of these commodities due to the current state of the world economies, OPEC actions, sanctions imposed on certain oil producing nations by other countries and ongoing credit and liquidity concerns. Volatile oil and natural gas prices make it difficult to estimate the value of producing properties for acquisitions and often cause disruption in the market for oil and natural gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

Reliance on Joint Venture Partners

The Company relies on joint venture partners with respect to the evaluation, acquisition and development of, and future production from, certain of its properties and a failure or inability to perform or a differing development objective by such partners, including, without limitation, companies controlled by the O’Chiese First Nation, could materially affect the development of such properties.

Credit Facility Arrangements

The Company currently has Credit Facilities and the amount authorized thereunder is dependent on the borrowing base determined by its lenders. The Company is required to comply with covenants under its Credit Facilities, which includes a single financial ratio covenant, which from time to time either affect the availability, or price, of additional funding. In the event that the Company is not able to comply with the covenants, including the financial covenant, the banking syndicate may not be willing to agree to a further amendment to the financial covenant and as a result the Company's access to capital could be restricted or repayment could be required.

Even if the Company is able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to the Company. If the Company is unable to repay amounts owing under the Credit Facilities, the lenders under the Credit Facilities could proceed to foreclose or otherwise realize upon the collateral granted to them to secure the indebtedness. The acceleration of the Company's indebtedness under one agreement may permit acceleration of indebtedness under other agreements that contain cross default or cross-acceleration provisions. In addition, the Company's Credit Facilities may impose operating and financial restrictions on the Company that could include restrictions on, the payment of dividends, repurchase or making of other distributions with respect to the Company's securities, incurring of additional indebtedness, the provision of guarantees, the assumption of loans, making of capital expenditures, entering into of amalgamations, mergers, take-over bids or disposition of assets, among others.

The Company's lenders use the Company's reserves, commodity prices, applicable discount rate and other factors, to periodically determine the Company's borrowing base. Commodity prices continue to be depressed and have fallen dramatically since 2014. While there has been a moderate improvement in commodity prices recently, there remains a substantial amount of uncertainty as to when and if commodity prices will materially recover. Depressed commodity prices could reduce the Company's borrowing base, reducing the funds available to the Company under the credit facility. This could result in the requirement to repay a portion, or all, of the Company's indebtedness.

Variations in Interest Rates and Foreign Exchange Rates

World oil and natural gas prices are quoted in United States dollars. The Canadian/United States dollar exchange rate, which fluctuates over time, consequently affects the price received by Canadian producers of oil and natural gas. Material increases in the value of the Canadian dollar relative to the United States dollar may negatively affect the Company's production revenues. Accordingly, Canadian/United States exchange rates could affect the future value of the Company's reserves as determined by independent evaluators.

Bellatrix Exploration Ltd.	37

To the extent that the Company engages in risk management activities related to foreign exchange rates, there is a credit risk associated with counterparties with which the Company may contract.

An increase in interest rates could result in a significant increase in the amount the Company pays to service debt, resulting in a reduced amount available to fund its exploration and development activities and could negatively impact the market price of the Common Shares.

Exploration, Development and Production Risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of the Company depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, the Company's existing reserves, and the production from them, will decline over time as the Company produces from such reserves. A future increase in the Company's reserves will depend on both the ability of the Company to explore and develop its existing properties and its ability to select and acquire suitable producing properties or prospects. There is no assurance that the Company will be able to continue to find satisfactory properties to acquire or participate in. Moreover, management of the Company may determine that current markets, terms of acquisition, participation or pricing conditions make potential acquisitions or participations uneconomic. There is also no assurance that the Company will discover or acquire further commercial quantities of oil and natural gas.

Future oil and natural gas exploration may involve unprofitable efforts from dry wells as well as from wells that are productive but do not produce sufficient petroleum substances to return a profit after drilling, completing (including hydraulic fracturing), operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs.

Drilling hazards, environmental damage and various field operating conditions could greatly increase the cost of operations and adversely affect the production from successful wells. Field operating conditions include, but are not limited to, delays in obtaining governmental approvals or consents, and shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, it is not possible to eliminate production delays and declines from normal field operating conditions, which can negatively affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including, but not limited to, fire, explosion, blowouts, cratering, sour gas releases, spills and other environmental hazards. These typical risks and hazards could result in substantial damage to oil and natural gas wells, production facilities, other property, the environment and personal injury. Particularly, the Company may explore for and produce sour natural gas in certain areas. An unintentional leak of sour natural gas could result in personal injury, loss of life or damage to property and may necessitate an evacuation of populated areas, all of which could result in liability to the Company.

Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Bellatrix Exploration Ltd.	38

Gathering and Processing Facilities and Pipeline Systems

The Company delivers its products through gathering and processing facilities and pipeline systems, some of which it does not own. The amount of oil and natural gas that the Company can produce and sell is subject to the accessibility, availability, proximity and capacity of these gathering and processing facilities, and pipeline systems. The lack of availability of capacity in any of the gathering and processing facilities or pipeline systems, and in particular the processing facilities, could result in the Company's inability to realize the full economic potential of its production or in a reduction of the price offered for the Company's production. The lack of firm pipeline capacity continues to affect the oil and natural gas industry and limit the ability to produce and market oil and natural gas production. In addition, the pro-rationing of capacity on inter-provincial pipeline systems continues to affect the ability to export oil and natural gas. Unexpected shut downs or curtailment of capacity of pipelines for maintenance or integrity work or because of actions taken by regulators could also affect the Company's production, operations and financial results. Any significant change in market factors or other conditions affecting these infrastructure systems and facilities, as well as any delays in constructing new infrastructure systems and facilities could harm the Company's business and, in turn, the Company's financial condition, results of operations and cash flows. The federal government has signaled that it plans to review the National Energy Board approval process for large projects. This may cause the timeframe for project approvals to increase for current and future applications.

A portion of the Company's production may, from time to time, be processed through facilities owned by third parties and over which the Company does not have control. From time to time these facilities may discontinue or decrease operations either as a result of normal servicing requirements or as a result of unexpected events. A discontinuation or decrease of operations could have a materially adverse effect on the Company's ability to process its production and deliver the same for sale.

Additional Funding Requirements

The Company's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times and from time to time, the Company may require additional financing in order to carry out its oil and natural gas acquisition, exploration and development activities. Failure to obtain financing on a timely basis could cause the Company to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. Due to the conditions in the oil and gas industry and/or global economic volatility, the Company may from time to time have restricted access to capital and increased borrowing costs. The current conditions in the oil and gas industry have negatively impacted the ability of oil and gas companies to access additional financing.

Continued depressed oil and natural gas prices have caused decreases, and may cause further decreases, in the Company's revenues from its reserves, which may affect the Company's ability to expend the necessary capital to replace its reserves or to maintain its production. To the extent that external sources of capital become limited, unavailable or available on onerous terms, the Company's ability to make capital investments and maintain existing assets may be impaired, and its assets, liabilities, business, financial condition and results of operations may be affected materially and adversely as a result. In addition, the future development of the Company's petroleum properties may require additional financing and there are no assurances that such financing will be available or, if available, will be available upon acceptable terms. Alternatively, any available financing may be dilutive to existing shareholders. Failure to obtain any financing necessary for the Company's capital expenditure plans may result in a delay in development or production on the Company's properties.

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on the spill, release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation sets out the requirements with respect to oilfield waste handling and storage, habitat protection and the satisfactory operation, maintenance, abandonment and reclamation of well and facility sites.

Compliance with environmental legislation can require significant expenditures and a breach of applicable environmental legislation may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Company to incur costs to remedy such discharge. Although the Company believes that it will be in material compliance with current applicable environmental legislation, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Bellatrix Exploration Ltd.	39

Changes in Government Royalty Regulation

Provincial and federal programs related to the crude oil and natural gas industry may change in a manner that adversely impacts shareholders. The Company currently operates in British Columbia, Alberta and Saskatchewan, all of which have different royalty programs that would be revised at any time. Future amendments to royalty programs in any of the Company’s operating jurisdictions could result in reduced cash flow. In 2016 the Government of Alberta announced the key highlights of the proposed MRF came into effect on January 1, 2017. The MRF is discussed in this MD&A under the heading “Royalties”. The changes are not expected to have a material impact on the economics of the Company’s projects and the Company will continue to evaluate the impact of the MRF on such projects.

Income Taxes

The Company files all required income tax returns and believes that it is in full compliance with the provisions of the Income Tax Act (Canada) and all other applicable provincial tax legislation. However, such returns are subject to reassessment by the applicable taxation authority. In the event of a successful reassessment of the Company, whether by re-characterization of exploration and development expenditures or otherwise, such reassessment may have an impact on current and future taxes payable. In addition, increases in income taxes could have a material adverse effect on the Company's financial condition.

Income tax laws relating to the oil and natural gas industry, such as the treatment of resource taxation or dividends, may in the future be changed or interpreted in a manner that adversely affects the Company. Furthermore, tax authorities having jurisdiction over the Company may disagree with how the Company calculates its income for tax purposes or could change administrative practices to the Company's detriment.

Hedging

From time to time, the Company may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline. However, to the extent that the Company engages in price risk management activities to protect itself from commodity price declines, it may also be prevented from realizing the full benefits of price increases above the levels of the derivative instruments used to manage price risk. In addition, the Company's hedging arrangements may expose it to the risk of financial loss in certain circumstances, including instances in which:

•	production falls short of the hedged volumes or prices fall significantly lower than projected;

•	there is a widening of price-basis differentials between delivery points for production and the delivery point assumed in the hedge arrangement;

•	the counterparties to the hedging arrangements or other price risk management contracts fail to perform under those arrangements; or

•	a sudden unexpected event materially impacts oil and natural gas prices.

Similarly, from time to time the Company may enter into agreements to fix the exchange rate of Canadian to United States dollars or other currencies in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to other currencies. However, if the Canadian dollar declines in value compared to such fixed currencies, the Company will not benefit from the fluctuating exchange rate.

Security Threats and Other Disruptions

As an oil and gas producer, the Company faces various security threats, including cybersecurity threats to gain unauthorized access to sensitive information or to render data or systems unusable, threats to the security of the Company’s facilities and infrastructure or third party facilities and infrastructure, such as processing plants and pipelines, and threats from terrorist acts. The potential for such security threats has subjected the Company’s operations to increased risks that could have a material adverse effect on the Company’s business. In particular, the implementation of various procedures and controls to monitor and mitigate security threats and to increase security for our information, facilities and infrastructure may result in increased capital and operating costs. Moreover, there can be no assurance that such procedures and controls will be sufficient to prevent security breaches from occurring. If any of these security breaches were to occur, they could lead to losses of sensitive information, critical infrastructure or capabilities essential to the Company’s operations and could have a material adverse effect on the Company’s reputation, financial position, results of operations or cash flows. Cybersecurity attacks in particular are becoming more sophisticated and include, but are not limited to, malicious software, attempts to gain unauthorized access to data and systems, and other electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information, and corruption of data. These events could damage the Company’s reputation and lead to financial losses from remedial actions, loss of business or potential liability. In response to these increased cybersecurity risks, the Audit Committee of the Board of Directors has made cybersecurity risk assessment and governance a standing agenda item, and management is actively investing additional resources in cybersecurity risk identification and mitigation measures as they pertain to the Company’s business.

Bellatrix Exploration Ltd.	40

CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES

The reader is advised that the critical accounting estimates, policies, and practices as described herein continue to be critical in determining Bellatrix’s financial results.

The reader is cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. The following discussion outlines accounting policies and practices that are critical to determining Bellatrix’s financial results.

Critical Accounting Judgments

Oil and gas reserves

Reserves and resources are used in the units of production calculation for depletion, depreciation and amortization, and the impairment analysis which affect net profit or loss. There are numerous uncertainties inherent in estimating oil and gas reserves. Estimating reserves is very complex, requiring many judgments based on geological, geophysical, engineering and economic data. Changes in these judgments could have a material impact on the estimated reserves. These estimates may change, having either a negative or positive effect on net profit as further information becomes available and as the economic environment changes.

Identification of CGUs

Bellatrix’s assets are aggregated into CGUs, for the purpose of calculating impairment, based on their ability to generate largely independent cash flows, geography, geology, production profile and infrastructure of its assets.

Impairment Indicators and Impairment Reversal

Judgment is required to assess when impairment indicators exist and impairment testing is required. In determining the recoverable amount of assets, in the absence of quoted market prices, impairment tests are based on estimate of reserves, production rates, future oil and natural gas prices, future costs, discount rates, market value of land and other relevant assumptions.

Joint Arrangements

Judgment is required to determine when the Company has joint control over an arrangement. In establishing joint control, the Company considers whether unanimous consent is required to direct the activities that significantly affect the returns of the arrangement, such as the capital and operating activities of the arrangement. Additionally, the Company assesses the rights and obligations arising from the arrangement by considering its governance structure, legal form, and terms agreed upon by the parties sharing control, including the contractual rights of each partner, dispute resolution procedures, termination provisions, and procedures for subsequent transactions in its determination of joint control.

Bellatrix Exploration Ltd.	41

Once joint control has been established, judgment is also required to classify the joint arrangement. The type of joint arrangement is determined through analysis of the rights and obligations arising from the arrangement by considering its legal structure, legal form. And terms agreed upon by the parties sharing control. An arrangement that is not structured through a separate vehicle in which the controlling parties have rights to the assets, revenues and substantially all of the economic benefits generated through the arrangement, in addition to obligations for the liabilities and expenses, is classified as a joint operation. An arrangement in which these criteria are not met is classified as a joint venture.

Critical Estimates and Assumptions

Recoverability of asset carrying values

The Company assesses its oil and gas properties, including exploration and evaluation assets, for possible impairment if there are events or changes in circumstances that indicate that carrying values of the assets may not be recoverable, or at least at every reporting date.

The assessment of any impairment of property, plant and equipment is dependent upon estimates of recoverable amount that take into account factors such as reserves, economic and market conditions, timing of cash flows, the useful lives of assets and their related salvage values. By their nature, these estimates and assumptions are subject to measurement uncertainty and may impact the carrying value of the Company’s assets in future periods.

Decommissioning obligations

Provisions for decommissioning obligations associated with the Company’s drilling operations are based on current legal and constructive requirements, technology, price levels and expected plans for remediation. Actual costs and cash outflows can differ from estimates because of changes in laws and regulations, public expectations, prices, discovery and analysis of site conditions and changes in clean up technology.

Income taxes

Related assets and liabilities are recognized for the estimated tax consequences between amounts included in the financial statements and their tax base using substantively enacted future income tax rates. Timing of future revenue streams and future capital spending changes can affect the timing of any temporary differences, and accordingly affect the amount of the deferred tax asset or liability calculated at a point in time. These differences could materially impact earnings.

Business combinations

Business combinations are accounted for using the acquisition method of accounting. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of property, plant, and equipment, and exploration and evaluation assets acquired generally require the most judgment and include estimates of reserves acquired, forecast benchmark commodity prices, and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities in the purchase price allocation, and any resulting gain or goodwill. Future net earnings can be affected as a result of changes in future depletion, depreciation and accretion, and asset impairments.

LEGAL, ENVIRONMENTAL REMEDIATION AND OTHER CONTINGENT MATTERS

The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceeding related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position or results of operations.

The Company reviews legal, environmental remediation and other contingent matters to both determine whether a loss is probable based on judgment and interpretation of laws and regulations and determine that the loss can reasonably be estimated. When the loss is determined, it is charged to earnings. The Company’s management monitors known and potential contingent matters and make appropriate provisions by charges to earnings when warranted by the circumstances.

Bellatrix Exploration Ltd.	42

With the above risks and uncertainties the reader is cautioned that future events and results may vary substantially from that which Bellatrix currently foresees.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s President and Chief Executive Officer (“CEO”) and Executive Vice President, Finance and Chief Financial Officer (“CFO”) have designed, or caused to be designed under their supervision, disclosure controls and procedures (as defined in Rules 13(a) - 15(e) and 15d – 15(e) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”)) to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings (as these terms are defined in NI 52-109) or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. Such officers have evaluated, or caused to be evaluated under their supervision the effectiveness of the Company’s disclosure controls and procedures at the financial year end of the Company. Based on the evaluation, the officers concluded that Bellatrix’s disclosure controls and procedures were effective as at December 31, 2016.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting (as defined in Rules 13(a) – 15(f) and 15(d) – 15(f) under the Exchange Act and NI 52-109). Internal control over the Company’s financial reporting is a process designed by, or designed under the supervision of, our President and CEO and our Executive Vice President, Finance and CFO, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for the external purposes in accordance with GAAP.

Under the supervision and with the participation of management, including our CEO and our CFO, an evaluation of the effectiveness of the Company’s internal control over financial reporting was conducted as of December 31, 2016 based on the criteria described in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2016, the Company’s internal control over financial reporting was effective.

The Company is required to disclose herein any change in the Company’s internal control over financial reporting that occurred during the commencing on October 1, 2016 and ended December 31, 2016 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. There has been no change in the Company’s internal control over financial reporting that occurred during the period commencing October 1, 2016 and ended December 31, 2016 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The effectiveness of internal control over financial reporting as of December 31, 2016 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their Independent Auditors’ Report of Registered Public Accounting Firm, which is included with the consolidated financial statements for the year ended December 31, 2016.

Limitations of the Effectiveness of Controls

It should be noted that a control system, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure controls and procedures and internal controls over financial reporting will prevent all errors or fraud.

CEO AND CFO CERTIFICATIONS

The Company’s President and CEO and the Executive Vice President, Finance and CFO have attested to the quality of the public disclosure in our fiscal 2016 reports filed with the Canadian securities regulators and the SEC, and have filed certifications with them.

Bellatrix Exploration Ltd.	43

SENSITIVITY ANALYSIS

The table below shows sensitivities to funds flow from operations as a result of product price, exchange rate, and interest rate changes. This determination is based on actual average prices received for the fourth quarter of 2016 and average production volumes of 31,888 boe/d during that period, as well as the same level of debt outstanding as at December 31, 2016. Diluted weighted average shares are based upon the fourth quarter of 2016. These sensitivities are approximations only, and not necessarily valid under other significantly different production levels or product mixes. Commodity price risk management activities can significantly affect these sensitivities. Changes in any of these parameters will affect funds flow as shown in the table below:

	Funds Flow from Operations (1)		Funds Flow from Operations (1)
	(Annualized)		(Per Diluted Share)
Sensitivity Analysis	($000s	)	($	)
Change of US $1/bbl (2)	3,400		0.02
Change of $0.10/ mcf (2)	4,800		0.02
Change in prime of 1%	200		-
Change of US $0.01 CDN/ US exchange rate	600		-

(1) The term “funds flow from operations” should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with GAAP as an indicator of the Company’s performance. Therefore reference to non-GAAP measures of funds flow from operations or funds flow from operations per diluted share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found elsewhere herein. Funds flow from operations per share is calculated using the weighted average number of common shares for the period.

(2) Commodity price risk management activities are excluded from funds flow from operations sensitivity calculations.

SELECTED QUARTERLY CONSOLIDATED INFORMATION

The following table sets forth selected consolidated financial information of the Company for the quarters in 2016 and 2015.

2016 – Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Total revenue (1)	55,158	48,285	56,524	67,907
Cash flow from operating activities	10,333	7,675	2,425	17,114
Cash flow from operating activities per share
Basic	$0.05	$0.04	$0.01	$0.07
Diluted	$0.05	$0.04	$0.01	$0.07
Funds flow from operations (1)	12,876	9,048	10,556	8,437
Funds flow from operations per share (1)
Basic	$0.07	$0.05	$0.05	$0.03
Diluted	$0.07	$0.05	$0.05	$0.03
Net profit (loss)	19,347	(55,193)	(13,907)	23,085
Net profit (loss) per share
Basic	$0.10	$(0.28)	$(0.06)	$0.09
Diluted	$0.10	$(0.28)	$(0.06)	$0.09
Total net capital expenditures - cash	28,927	(69,917)	(98,781)	(80,407)

Bellatrix Exploration Ltd.	44

2015 – Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Total revenue (1)	90,186	88,941	82,066	72,125
Cash flow from operating activities	22,553	16,475	22,015	42,033
Cash flow from operating activities per share
Basic	$0.12	$0.09	$0.11	$0.22
Diluted	$0.12	$0.09	$0.11	$0.22
Funds flow from operations (1)	24,858	28,378	26,598	29,653
Funds flow from operations per share (1)
Basic	$0.13	$0.15	$0.14	$0.15
Diluted	$0.13	$0.15	$0.14	$0.15
Net profit (loss)	(12,688)	(24,427)	(50,460)	(356,631)
Net profit (loss) per share
Basic	($0.07)	($0.13)	($0.26)	($1.86)
Diluted	($0.07)	($0.13)	($0.26)	($1.86)
Total net capital expenditures - cash	83,179	37,669	11,259	12,086

(1) Refer to “Capital performance measures” and “Non-GAAP measures” in respect of the terms “funds flow from operations”, “funds flow from operations per share”, and “total revenue.”

In the fourth quarter of 2016, Bellatrix reduced its outstanding bank debt and working capital deficiency by approximately $102 million (or 70%) from the third quarter of 2016 through the use of proceeds from the non-core Pembina and Harmattan asset dispositions. In the three months ended December 31, 2016, the Company’s net cash capital expenditures were negative $80.4 million, compared to expenditures of $12.1 million in the fourth quarter of 2015, primarily as a result of the asset dispositions in the fourth quarter 2016. Sales volumes decreased 22% to 31,888 boe/d from 40,705 boe/d realized in the fourth quarter of 2015, further reflecting the impact from the Pembina and Harmattan asset dispositions. The Company’s total revenue generated in the quarter ending December 31, 2016, decreased 6% to $67.9 million from $72.1 million in the fourth quarter of 2014 as a result of decreased sales volumes in the 2016 period compared to the 2015 period.

In the third quarter of 2016 Bellatrix further reduced outstanding bank debt and working capital by approximately $180.2 million (or 55%) from the second quarter of 2016 through the use of net proceeds from the $112.5 million Alder Flats Plant Sale and the issuance of common shares and Convertible Debentures of combined gross proceeds of $80 million, which were completed in the period. Bellatrix incurred $17.2 million of total cash capital expenditures in the third quarter of 2016 compared to $54.1 million in the comparative 2015 period. Bellatrix focused its capital activity in the third quarter primarily on drilling and completion projects and on expenditures related to the development of Phase 2 of the Alder Flats Plant. The Company drilled four gross (2.3 net) wells, compared to 12 gross (5.4 net) wells in the same period of 2015. The continued low levels of capital activity for the three months ended September 30, 2016, has resulted in a 15% decrease in sales volumes to 34,409 boe/d from 40,277 boe/d realized in the third quarter of 2015.

In the second quarter of 2016 Bellatrix reduced outstanding bank debt and working capital by approximately $77.3 million (or 19%) from the first quarter of 2016 through the use of proceeds of approximately $75 million from a facilities monetization transaction. The Company incurred $7.8 million of total cash capital expenditures in the three months ended June 30, 2016, compared to $37.5 million in the comparative 2015 period. Bellatrix focused its capital activity in the second quarter primarily on facilities and equipment expenditures related to the development of Phase 2 of the Alder Flats Plant. The decrease in capital expenditures was due to Bellatrix proactively curtailing development drilling activity in the quarter in response to significantly depressed natural gas prices. The decrease in capital activity for the three months ended June 30, 2016, coincided with a 6% decrease in sales volumes to 38,000 boe/d from 40,426 boe/d realized in the second quarter of 2015.

Bellatrix’s first quarter 2016 results were impacted by a weak global commodity price environment which continued from the fourth quarter of 2015 through the first quarter of 2016. Total net debt was reduced in the quarter by $3.8 million. In the three months ended March 31, 2016, the Company incurred $28.9 million of net cash capital expenditures, compared to $83.2 million in the first quarter of 2015. The decrease in capital expenditures is primarily attributable to the decrease in facilities and equipment spending period over period in relation to the Alder Flats Plant which was commissioned in the second quarter of 2015. The Company drilled 10 gross (5.7 net) wells, compared to 6 gross (3.2 net) wells in the same period of 2015. Sales volumes decreased 13% to 38,467 boe/d from 44,408 boe/d realized in the first quarter of 2015, the decrease was due to a significant number of wells being tied-in during the first quarter of 2015 relating to the fourth quarter 2014 drilling program and a decrease in drilling activity throughout 2015 and into 2016 due to continued depressed commodity prices. The Company’s total revenue generated in the quarter ending March 31, 2016, decreased 39% to $55.2 million from $90.2 million in the first quarter of 2015 as a result of the continued, weak global commodity price environment.

Bellatrix Exploration Ltd.	45

SELECTED ANNUAL CONSOLIDATED INFORMATION

The following table sets forth selected consolidated financial information of the Company for the most recently completed year ending December 31, 2016 and for comparative 2015 and 2014 years.

Years ended December 31, ($000s, except per share amounts)	2016	2015	2014
Total revenue (1)	227,874	333,318	583,467
Cash flow from operating activities	37,546	103,075	294,828
Cash flow from operating activities per share
Basic	$0.18	$0.54	$1.61
Diluted	$0.18	$0.54	$1.59
Funds flow from operations (1)	40,916	109,485	270,753
Funds flow from operations per share (1)
Basic	$0.19	$0.57	$1.48
Diluted	$0.19	$0.57	$1.46
Net profit (loss)	(26,668)	(444,208)	163,123
Net profit (loss) per share
Basic	$(0.12)	$(2.31)	$0.89
Diluted	$(0.12)	$(2.31)	$0.88
Total net capital expenditures – cash	(220,178)	144,191	682,249
Total assets	1,453,730	1,703,212	2,213,486
Total net debt (1)	396,195	717,645	637,726
Non-current financial (assets) liabilities
Future income taxes	(63,713)	(59,255)	81,585
Decommissioning liabilities	62,844	96,423	88,605
Sales volumes (boe/d)	35,677	41,441	38,065

(1) Refer to “Capital performance measures” and “Non-GAAP measures” in respect of the terms “funds flow from operations”, “funds flow from operations per share”, “total net debt” and “total revenue.”

Detailed discussions of 2016 annual results by comparison to 2015 annual results are contained throughout this MD&A.

Bellatrix increased sales volumes between 2014 and 2015 through continued success of its internal drilling program, proactive management of firm service agreements and Bellatrix’s infrastructure providing flexibility to maintain production levels during periods of industry-wide constraints. Impacting these operational achievements in 2015 was the significant reduction in global commodity prices which resulted in decreases in cash flow, funds flow, and net profit.

Bellatrix’s net cash capital expenditures decreased to $144.2 million during 2015 compared to $682.2 million in 2014. During 2015, Bellatrix drilled or participated in 27 gross (13.7 net) wells, compared to 110 gross (59.1 net) wells in 2014. Sales volumes increased by 9% between the years to 41,441 boe/d in 2015 from 38,065 boe/d in 2014 due to Bellatrix’s ongoing successful drilling activity in the Spirit River play. Total revenue decrease to $333.3 million in 2015, compared to $583.5 million realized in 2014 as a result of decreased realized prices, offset in part by increased production year over year.

Bellatrix Exploration Ltd.	46